THIS INDEPENDENT ADVICE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Angkasa Marketing Berhad ("AMB"), you should immediately send this Independent Advice Circular to the agent through whom the sale or transfer was contracted or effected for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the content of this Independent Advice Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Independent Advice Circular.

This Independent Advice Circular should be read in conjunction with the Circular to shareholders issued by AMB dated 9 January 2003.

The approval of the Securities Commission ("SC") shall not be taken to indicate that the SC recommends the proposals as set out in this Independent Advice Circular. Shareholders should rely on their own evaluation to assess the merits and risks of the proposals undertaken by AMB.

ANGKASA MARKETING BERHAD

(41515-D)
(Incorporated in Malaysia)

INDEPENDENT ADVICE CIRCULAR TO THE MINORITY SHAREHOLDERS OF AMB

in relation to the

- **Proposed acquisition of 203,877,500 ordinary shares of RM1.00 each representing 100% equity interest in Silverstone Berhad for a purchase consideration of RM255.68 million;**
- **Proposed divestment of 20.0 million ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn Bhd for a payment of RM80.63 million; and**
- **Proposed settlement of Inter-PLC Debts between the AMB Group and the Amsteel Corporation Berhad Group, Chocolate Products (Malaysia) Berhad, the Lion Corporation Berhad Group and the Lion Land Berhad Group.**

Independent Adviser

ERNST & YOUNG
(AF: 0039)

Corporate Finance

This Independent Advice Circular is dated 17 January 2003

DEFINITIONS

Except where the context otherwise requires, the following definitions and terms apply throughout this IAC and the accompanying appendices:

ACB	:	Amsteel Corporation Berhad
ACB Bonds	:	The RM1,109.80 million in net present value (RM1,464.56 million in nominal amount) of RM denominated bonds to be issued by ACB, the key terms (including the tenure and YTM) of which are set out in Appendix XIV(E) of the Circular
ACB Group	:	ACB and its subsidiary and associated companies
ACB Share(s)	:	Ordinary share(s) of RM1.00 each in ACB (except where it refers to existing ordinary share(s) of RM0.50 each
Accrued Interest	:	The accrued interest (excluding Penalty Interest) owing to the Unsecured AMB Scheme Creditor(s) by the AMB Scheme Companies for the period between 1 July 1999 and 31 December 2001 (both dates inclusive) of RM128.67 million before accounting for any payment of the same during the said period
Adjusted Applicable Debt(s)	:	The Outstanding Principal Amount(s) owing to the AMB Scheme Creditor(s) less the Principal Waived and Further Sum, which are proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group
AFTA	:	ASEAN Free Trade Area
Akurjaya	:	Akurjaya Sdn Bhd
AMB/ Company	:	Angkasa Marketing Berhad
AMB Bonds	:	The RM137.62 million in net present value (RM176.35 million in nominal amount) of RM denominated bonds to be issued by AMB, the key terms (including the tenure and YTM) of which are set out in Appendix XIV(A) of the Circular
AMB Debts	:	The USD125.97 million (or equivalent to approximately RM478.682 million) in net present value (USD155.06 million or equivalent to approximately RM589.22 million in nominal amount) of USD denominated debts which are proposed to be issued by AMB to AMB-SPV as consideration for AMB-SPV issuing the AMB-SPV Consolidated and Rescheduled Debts to the AMB Scheme Creditors, the key terms (including the tenure and YTM) of which are set out in Appendix XIV(B) of the Circular
AMB Group/ Group	:	AMB and its subsidiary and associated companies
AMB Group FI Lender(s)	:	FI lender(s) to the AMB Scheme Companies whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group as set out in Appendix IX of the Circular

AMB Group Inter-PLC Creditor(s)	:	The companies from the other PLC Group within the Lion Group who are owed the Inter-PLC Debts by companies within the AMB Group as set out in Appendix X of the Circular
AMB Scheme Company(ies)	:	The companies within the AMB Group which are included in the Proposed Debt Restructuring Exercise for the AMB Group as set out in Section 6.3 of the Circular
AMB Scheme Creditor(s)	:	The creditor(s) of the AMB Scheme Companies, encompassing the AMB Group FI Lender(s) and the AMB Group Inter-PLC Creditor(s), whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group
AMB Share(s)	:	Ordinary share(s) of RM1.00 each in AMB
AMB-SPV	:	AMB Harta (L) Limited, a Labuan incorporated special purpose company which is wholly-owned by AMB established pursuant to the Proposed Debt Restructuring Exercise for the AMB Group
AMB-SPV Consolidated and Rescheduled Debts	:	The USD125.97 million (or equivalent to approximately RM478.682 million) in net present value (USD153.19 million or equivalent to approximately RM582.11 million in nominal amount) of USD denominated consolidated and rescheduled debts to be issued by the AMB-SPV in two different tranches on transferability as follows: i) Tranche I – USD122.18 million (or equivalent to approximately RM464.30 million) in net present value (USD148.54 million or equivalent to approximately RM564.44 million in nominal amount) to be issued to non-resident AMB Group FI Lenders (including offshore companies incorporated under the Offshore Companies Act, 1990) which is freely transferable; and ii) Tranche II – USD3.79 million (or equivalent to approximately RM14.38 million) in net present value (USD4.65 million or equivalent to approximately RM17.67 million in nominal amount) to be issued to resident AMB Group FI Lenders which is subject to transfer restriction as set out in Section 6.10 of the Circular The key terms (including the tenure and YTM) of the AMB-SPV Consolidated and Rescheduled Debts are set out in Appendix XIV(C) of the Circular
AMSB	:	Amsteel Mills Sdn Bhd
Applicable Debt(s)	:	The Outstanding Principal Amount(s) owing to the AMB Scheme Creditor(s)
ASEAN	:	Association of South East Asian Nations
Auditors	:	Ong Boon Bah & Co
Avenel	:	Avenel Sdn Bhd
Avenel Group	:	Avenel and its subsidiary and associated companies

Avenel Share(s)	:	Ordinary share(s) of RM1.00 each in Avenel
BNM	:	Bank Negara Malaysia
Board	:	Board of Directors
Cash Yield Adjustment	:	The amount of the balance(s) of the Inter-PLC Debt(s) owing to the PLC Group which is deemed settled *via* netting off against the purchase/disposal consideration(s) payable/receivable by the PLC Group, an illustration of which is set out in Appendix XIII of the Circular
Circular(s)	:	The circular(s) to the shareholders of AMB dated 9 January 2003
Cos Act	:	The Companies Act, 1965
Court-Convened Meetings	:	The meetings of the AMB Scheme Creditors of the respective AMB Scheme Companies convened on 16 September 2002 pursuant to the Preliminary Orders to consider and approve the Proposed AMB Scheme
CPB	:	Chocolate Products (Malaysia) Berhad
CPB Group	:	CPB and its subsidiary and associated companies
CPB Inter-Co Repayment	:	The repayment of net Inter-PLC Debts owing by the CPB Group to the AMB Group amounting to RM3.0 million pursuant to the Proposed Corporate Restructuring Exercise for the AMB Group
DAC	:	Datuk Cheng Yong Kim
DMIB	:	DMIB Berhad
EGM	:	Extraordinary General Meeting
EPS/LPS	:	Earnings per share/Loss per share
Ernst & Young Corporate Finance	:	Ernst & Young Corporate Finance, the Independent Adviser to the shareholders and Independent Directors of AMB
ESOS	:	Executive Share Option Scheme
FI	:	Financial Institutions
FIC	:	Foreign Investment Committee
Further Sum	:	Amount equal to any payment made from 1 July 1999 (being the date after the computation of the Reference Principal Amount) but prior to the Unconditional Date (both dates inclusive)
FYE	:	Financial year ended/ending
GDP	:	Gross Domestic Product
IAC	:	Independent Advice Circular

Inter-PLC Creditor(s)	:	The companies from other PLC Group within the Lion Group who are owed the Inter-PLC Debts
Inter-PLC Debt(s)	:	Balance(s) owing by company(ies) from other PLC Group within the Lion Group to the AMB Group or owing by the AMB Group to company(ies) from other PLC Group within the Lion Group, which are proposed to be addressed under the Proposed AMB Scheme, as set out in Appendix X of the Circular
IM	:	Information Memorandum on AMB issued in June 2000 to the AMB Group FI Lenders
Issue Date	:	The date of payment of upfront cash payment and issuance of the new AMB Shares, RCCPS, AMB Bonds, AMB Debts and AMB-SPV Consolidated and Rescheduled Debts pursuant to the Proposed AMB Scheme
Items of Concern	:	The issues affecting the joint-venture operations of the AMB Group in the PRC which have yet to be resolved, details of which are set out in Appendix XVIII of the Circular
KLSE	:	Kuala Lumpur Stock Exchange
LCB	:	Lion Corporation Berhad
LCB Group	:	LCB and its subsidiary and associated companies
Limpahjaya	:	Limpahjaya Sdn Bhd
Lion Group	:	AMB Group, ACB Group, LCB Group and LLB Group collectively
Lion Suzuki Motor	:	Lion Suzuki Motor Sdn Bhd, a 100% owned subsidiary company of AMB
LLB	:	Lion Land Berhad
LLB Group	:	LLB and its subsidiary and associated companies
LOFSA	:	Labuan Offshore Financial Services Authority
LSM	:	Lion Suzuki Marketing Sdn Bhd, a 49% owned associated company of AMB
Market Day	:	Any day between Monday to Friday (inclusive), excluding public holidays and on a day which the KLSE is open for trading of securities
MASB	:	Malaysian Accounting Standards Board
MCD	:	Malaysian Central Depository Sdn Bhd
Megasteel	:	Megasteel Sdn Bhd
MI	:	Minority interest
MITI	:	Ministry of International Trade and Industry

NPV	:	Net present value
NTA/NTL	:	Net tangible assets/Net tangible liabilities
Outstanding Principal Amount(s)	:	The principal amount(s) owing by the AMB Scheme Companies to the AMB Scheme Creditors as at 31 December 2001 inclusive of capitalisation of all interest (without compounding, but including Penalty Interest) at the rate(s) prescribed in the respective facilities of the relevant AMB Scheme Creditors for the period up to 31 December 2001 (inclusive), before accounting any payment of the same between 1 July 1999 and 31 December 2001 (both dates inclusive)
PAT/LAT	:	Profit after tax/Loss after tax
PATMI/LATMI	:	Profit after taxation and minority interests/Loss after taxation and minority interests
PBT/LBT	:	Profit before tax/Loss before tax
Penalty Interest	:	The penalty interest payable by the AMB Scheme Companies to the AMB Scheme Creditors under the terms of the existing facilities of the relevant AMB Scheme Creditors
PLC	:	Any of AMB, ACB, LCB or LLB
PLC Group	:	Any of AMB, ACB, LCB or LLB and their respective subsidiary and associated companies
Posim	:	Posim Berhad
Posim Share(s)	:	Ordinary share(s) of RM1.00 each in Posim
PRC	:	People's Republic of China
Preliminary Orders	:	The orders of the High Court of Malaya under Section 176(1) of the Cos Act dated 24 April 2001, 23 August 2001 and 1 April 2002 granting the AMB Scheme Companies to be at liberty to convene Scheme meetings with their respective AMB Scheme Creditors to, *inter alia*, consider the Proposed AMB Scheme
Principal Waived	:	The principal portion of the Outstanding Principal Amount(s) which is proposed to be waived under the Proposed Debt Restructuring Exercise for the AMB Group, and calculated in the manner as set out in Appendix XIII of the Circular
Proposals	:	Proposed Acquisition of Silverstone, Proposed Divestment of Avenel and Proposed Settlement of Inter-PLC Debts collectively

Proposed Acquisition of Silverstone	:	The proposed acquisition by AMB of 100% equity interest in Silverstone, comprising 203,877,500 Silverstone Shares, which is presently 52.27% collectively held by ACB and Umatrac, 0.07% held by Posim (part of the restructured LLB Group), 6.35% collectively held by LCB and Limpahjaya, 15.56% collectively held by DAC and TSWC Group, and 25.75% held by other shareholders of Silverstone, for a total purchase consideration of RM255.68 million. The purchase consideration of RM255.68 million would be satisfied by netting-off the Inter-PLC Debts owing by the LCB Group to the AMB Group of RM6.82 million and the balance of RM248.86 million would be satisfied by the issuance of 240.14 million new AMB Shares.
Proposed AMB Scheme	:	The Proposed Corporate Restructuring Exercise, Proposed Divestment Programme and Proposed Debt Restructuring Exercise for the AMB Group
Proposed Capital Reconstruction Exercise	:	The proposed capital reconstruction exercise in relation to the relevant PLC
Proposed Capital Reconstruction for ACB	:	The proposed capital reconstruction exercise of ACB involving a capital reduction of RM0.30 in each existing issued and fully paid-up ordinary share of RM0.50 each and thereafter a capital consolidation on the basis of 5 ordinary shares of RM0.20 each into 1 ordinary share of RM1.00 each in ACB
Proposed Capital Reconstruction for AMB	:	The proposed capital reconstruction exercise of AMB involving a capital reduction of RM0.70 in each existing issued and fully paid-up AMB Share of RM1.00 each and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each in AMB
Proposed Corporate Restructuring Exercise	:	The proposed corporate restructuring exercise (including the Proposed Capital Reconstruction Exercise) in relation to the relevant PLC Group
Proposed Debt Restructuring Exercise	:	The proposed debt restructuring exercise in relation to the relevant PLC Group which entails upfront cash payment and the issuance of shares, RCCPS, bonds/consolidated and rescheduled debts (as the case may be) to the Scheme Creditors of the relevant PLC Group to settle RM and USD denominated loans
Proposed Divestment of Avenel	:	The proposed divestment by AMB of its entire 20% equity interest in Avenel, comprising 20,000,000 Avenel Shares, to ACB for a consideration of RM80.63 million payable by AMB to ACB (after netting-off RM17.01 million indemnity payment made by AMB directly to the security providers of Avenel) to be satisfied by netting-off against Inter-PLC Debts owing by the ACB Group to the AMB Group
Proposed Divestment Programme	:	The proposed programme for divestment by PLC of certain non-core and peripheral assets and businesses of the relevant PLC Group
Proposed GWRS	:	Proposed group wide restructuring scheme which comprises the Proposed Debt Restructuring Exercise, Proposed Corporate Restructuring Exercise and Proposed Divestment Programme for the Lion Group

Proposed Settlement of Inter-PLC Debts	:	Proposed settlement of Inter-PLC Debts between the AMB Group and the ACB Group, CPB, the LCB Group and the LLB Group
PwC	:	PricewaterhouseCoopers Consulting Sdn Bhd
Record of Depositors	:	A record of the depositors provided by MCD to the Company under Chapter 24.0 of its rules including any amendments thereof issued by MCD
RCCPS	:	Redeemable cumulative convertible preference shares of RM0.01 each to be issued by AMB at an issue price of RM1.00 each pursuant to the Proposed Debt Restructuring Exercise. The principal terms and conditions of the RCCPS are set out in Appendix XI of the Circular
Reference Principal Amount(s)	:	The principal amount(s) including capitalised interest (excluding Penalty Interest) owing by the AMB Scheme Companies to the relevant AMB Scheme Creditors as at 30 June 1999, being the date negotiated and agreed between AMB and the core AMB Group FI Lenders.
Reporting Accountants	:	PricewaterhouseCoopers
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad
SAM	:	Suzuki Assemblers Malaysia Sdn Bhd, a 49% owned associated company of AMB
SC	:	Securities Commission
Scheme	:	The Proposed Corporate Restructuring Exercise, Proposed Divestment Programme, and Proposed Debt Restructuring Exercise in relation to the relevant PLC Group
Scheme Companies	:	The companies of the relevant PLC Group which are proposed to be included in the relevant Scheme
Scheme Creditors	:	The FI lender(s), non-FI creditor(s) and/or Inter-PLC Creditor(s) (as the case may be) of the relevant Scheme Companies whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise
SFI	:	Sabah Forest Industries Sdn Bhd
Silverstone	:	Silverstone Berhad
Silverstone Group	:	Silverstone and its subsidiary companies
Silverstone Share(s)	:	Ordinary share(s) of RM1.00 each in Silverstone
Silverstone Sub-Bond	:	Subordinated bonds of RM251.66 million in nominal amount (RM234.04 million in net present value) to be issued by Silverstone to AMB, of which the key terms (including the tenure and YTM) of the Silverstone Sub-Bond are set out in Appendix XIV(D) of the Circular
TSWC	:	Tan Sri William H.J. Cheng

TSWC Group	:	Parties deemed connected to TSWC and DAC, namely Amanvest (M) Sdn Bhd, Araniaga Holdings Sdn Bhd, Lion Holdings Sdn Bhd, Lion Holdings Pte Ltd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Horizon Towers Sdn Bhd, Lancaster Trading Company Limited, Ceemax Electronics Sdn Bhd and Sin Seng Investment Pte Ltd collectively
Umatrac	:	Umatrac Enterprises Sdn Bhd
Unconditional Date	:	The date on which the last condition precedent for the Proposed AMB Scheme is satisfied
Unsecured AMB Scheme Creditor(s)	:	AMB Group FI Lender(s) to the AMB Scheme Companies and/or AMB Group Inter-PLC Creditor(s) as set out in Appendices IX and X of the Circular
U.S.	:	United States of America
YTM	:	Yield to maturity

CURRENCIES:

RM and sen	:	Ringgit Malaysia and sen respectively
Rmb	:	Chinese Renminbi
SGD	:	Singapore Dollar
USD and cents	:	United States Dollar and cents respectively

TABLE OF CONTENT

APPENDICES

REGISTERED OFFICE:

4th Flr Kompleks Antarabangsa
Jalan Sultan Ismail
50250 Kuala Lumpur

17 January 2003

To: The minority shareholders of Angkasa Marketing Berhad

Dear Sir/Madam

- **Proposed acquisition of 203,877,500 ordinary shares of RM1.00 each representing 100% equity interest in Silverstone Berhad for a purchase consideration of RM255.68 million;**
- **Proposed divestment of 20.0 million ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn Bhd for a payment of RM80.63 million; and**
- **Proposed settlement of Inter-PLC Debts between the AMB Group and the ACB Group, CPB, the LCB Group and the LLB Group.**

(hereinafter collectively referred to as the "Proposals")

1.0 INTRODUCTION

On 5 July 2000 and 19 October 2000, the Lion Group announced the Proposed GWRS and the revisions thereto, encompassing various proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises, which is envisaged to provide the Lion Group (and the AMB Scheme Companies in particular) with the financial ability to meet their financial commitments to the Scheme Creditors (and the AMB Scheme Creditor in particular), to enable the Lion Group to continue operations on a going-concern basis and, in the medium to long term, to regain a position of profitability.

However, subsequent to the aforesaid announcements, the growth of the Malaysian economy had reduced significantly and the economy faces a prospect of further slow down due to the uncertainties facing the global financial markets. The weaker domestic economy had led to less favourable operating conditions which have necessitated a re-examination of the sources of cashflows identified to support the proposed debt restructuring under the Proposed GWRS announced earlier. Following completion of the aforesaid review, necessary revisions and adjustments were made to the structure and terms of the Proposed GWRS, details of which were announced on 8 October 2001.

Further to the announcement on 8 October 2001 and following the close of the financial period ended 31 December 2001, the Lion Group's senior management again re-examined the operational performance and actual financial results achieved by Megasteel and SFI (two of the three KOCs within the Lion Group whose future cash flows have been identified to support the Proposed Debt Restructuring Exercise of the Lion Group).

Following this, further revisions were made to the Proposed GWRS and announced on 26 March 2002 in view of the operational performance and actual results achieved being significantly lower than previously forecasted resulting in the future forecast and projections of Megasteel and SFI being further revised downwards.

The key changes under the Proposed GWRS are as follows:

(a) Reduction in the transaction values of assets to be transferred under the Proposed Corporate Restructuring Exercises, and variation in the structure, terms and mode of settlement of certain assets to be transferred under the Proposed Corporate Restructuring Exercises.

(b) Slower build-up in the repayment profile of the bonds and consolidated and rescheduled debts to be issued.

(c) Revisions in the proposed mode of settlement for financial institution creditors in the LCB scheme companies and ACB scheme companies.

The Proposed AMB Scheme is an integral part of an overall scheme comprising, inter-alia, various proposed corporate and debt restructuring exercises for the Lion Group.

The proposals under the Proposed GWRS for the Lion Group (including the Proposed AMB Scheme) are inter-conditional.

The key transactions of the Proposed AMB Scheme are as follows:

(a) The Proposed Capital Reconstruction Exercise of AMB involving a capital reduction of RM0.70 in each existing issued and fully paid-up AMB Share and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each;

(b) Proposed acquisition of 100% equity interest in Silverstone for RM255.68 million;

(c) Proposed disposal of 20% equity interest in Avenel for a payment of RM80.63 million;

(d) Proposed settlement of the balances of Inter-PLC Debts owing to and by the companies within the AMB Group which are proposed to be included in the Proposed AMB Scheme;

(e) Proposed divestment of non-core and peripheral assets and businesses; and

(f) Proposed Debt Restructuring Exercise in relation to the AMB Group.

Further information on the Proposed AMB Scheme is detailed in Sections 5 and 6 of the Circular.

The implementation of the Proposed GWRS is subject to various conditions which are detailed in Section 11 of the Circular.

On 12 July 2002, the Lion Group announced the SC's approval for the Proposed GWRS, which includes the Proposed AMB Scheme, subject to certain conditions which are detailed in Section 11.2 of the Circular.

On 10 October 2002, the Lion Group made an announcement in respect of the moratorium imposed on disposal of 50% of the new AMB Shares with regard to the Proposed Acquisition of Silverstone and the SC's conditional waivers on certain conditions imposed.

On 16 September 2002, AMB had obtained the approvals of the AMB Scheme Creditors at the Court-Convened Meetings for the scheme of arrangement for the settlement of the debts owing to the Scheme Creditors to facilitate the Proposed GWRS.

On 9 January 2003, the Circulars to the AMB's shareholders in connection with the Proposed AMB Scheme have been despatched to the AMB's shareholders.

In view of the interests of certain Directors and substantial shareholders of AMB in the Proposals as detailed in Section 5 herein and Section 12 of the Circular, the Proposals are considered related party transactions. Pursuant to Chapter 10 of the listing requirements of the Main Board of the KLSE, Ernst & Young Corporate Finance has been appointed as the Independent Adviser to the Independent Directors and the minority shareholders of AMB in relation to the Proposals. The appointment of Ernst & Young Corporate Finance as the Independent Adviser has been approved by the KLSE on 25 September 2000.

The issuance of this IAC was cleared by the KLSE on 10 January 2003. **The clearance of this IAC by the KLSE is not to be taken to imply that the KLSE concurs with the views and recommendations of Ernst & Young Corporate Finance.**

The purpose of this IAC is to provide the minority shareholders of AMB with an independent evaluation of the terms and effects of the Proposals and set our opinion and recommendation thereon.

This IAC has been prepared solely for the use of the Independent Directors and minority shareholders of AMB for the purpose of considering the Proposals and should not be used or relied upon by any other party.

THE MINORITY SHAREHOLDERS OF AMB ARE ADVISED TO READ CAREFULLY THIS IAC TOGETHER WITH THE CIRCULAR DATED 9 JANUARY 2003 AND ACCOMPANYING APPENDICES THEREIN AND TO CONSIDER CAREFULLY THE RECOMMENDATION CONTAINED IN THIS IAC BEFORE VOTING ON THE ORDINARY RESOLUTIONS PERTAINING TO THE PROPOSALS TO BE TABLED AT THE FORTHCOMING EGM OF AMB.

2.0 DETAILS OF THE PROPOSALS

2.1 Proposed Acquisition of Silverstone

2.1.1 Particulars

It is proposed that a scheme of arrangement under Section 176 of the Cos Act be implemented for the Proposed Acquisition of Silverstone. It is proposed that AMB acquires 100% equity interest in Silverstone, comprising 203,877,500 shares of Silverstone Shares for RM255.68 million.

AMB has entered into conditional share sale agreement dated 5 July 2000 and supplemental share sale agreements dated 19 October 2000, 8 October 2001, 26 March 2002, 3 September 2002 and 7 January 2003 for the Proposed Acquisition of Silverstone ("Share Sale Agreements for the Proposed Acquisition of Silverstone") as follows:

(i) Agreements with Umatrac and ACB for the proposed acquisition of 106,567,006 Silverstone Shares, each representing 52.04% and 0.23% equity interest in Silverstone, with Posim for the proposed acquisition of 140,000 Silverstone Shares, representing 0.07% equity interest in Silverstone, and with LCB and Limpahjaya for the acquisition of 12,946,752 Silverstone Shares, each representing 5.40% and 0.95% equity interest in Silverstone for a purchase consideration of RM133.64 million, RM0.18 million and RM16.24 million respectively;

(ii) Agreements with DAC and parties deemed connected to TSWC and DAC for the proposed acquisition of 31,727,292 Silverstone Shares, representing 15.56% equity interest in Silverstone for a purchase consideration of RM39.79 million;

The Proposed Acquisition of Silverstone from Umatrac, ACB, Posim, LCB, Limpahjaya, DAC and parties deemed connected to TSWC and DAC are related party transactions.

The acquisition of the remaining equity interests held by the minority shareholders will be undertaken via a scheme of arrangement under Section 176 of the Cos Act.

2.1.2 Salient terms of Share Sale Agreements for the Proposed Acquisition of Silverstone

The following are the salient terms of the Share Sale Agreements for the Proposed Acquisition of Silverstone:

(i) the Silverstone Shares shall be acquired by AMB free from all liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the Proposed Acquisition of Silverstone;

(ii) AMB shall indemnify Limpahjaya, LCB, ACB, Umatrac and Posim (collectively referred to as "the Affected Parties") of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed AMB Scheme. In this connection, all costs and losses incurred within 24 months from the date of implementation of the Proposed AMB Scheme must be paid by AMB immediately when such costs and losses are incurred by the Affected Parties. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed AMB Scheme, AMB must immediately indemnify the Affected Parties of all potential costs and losses to be incurred by the Affected Parties in the future, as a result of the non-resolution of the Items of Concern;

(iii) A conditional moratorium is imposed on 50% of the new AMB Shares to be received by ACB, Umatrac, Posim, DAC and the TSWC Group for a period of 1 year from the date of listing of the AMB Shares. Thereafter, the aforesaid parties are only allowed to dispose, transfer or assign up to a maximum of one-third (1/3) of the said AMB Shares under moratorium for every subsequent year thereafter; and

(iv) A conditional moratorium is imposed on 50% of the new AMB Shares to be received and assigned by LCB and Limpahjaya to ACB ("Additional Moratorium Shares"), where ACB is not allowed to dispose, transfer or assign the Additional Moratorium Shares for at least one (1) year from the date of listing of the new AMB Shares. Thereafter, they are only allowed to dispose, transfer or assign not more than one-third (1/3) of the Additional Moratorium Shares for every subsequent year thereafter.

2.1.3 Information on Silverstone

Silverstone Tire & Rubber Co Sdn Bhd was incorporated in Malaysia under the Cos Act, in 1986 as a private limited company. In July 1997, Silverstone Tire & Rubber Co Sdn Bhd changed its name to Silverstone Sdn Bhd. Subsequently, Silverstone Sdn Bhd was converted into a public limited company on 30 July 1997 and assumed its present name, Silverstone Berhad.

Silverstone is principally involved in the manufacturing and sales of tyres, rubber compound and other related rubber products. The present authorised share capital is RM210.0 million comprising 210.0 million Silverstone Shares whilst the issued and paid-up share capital is RM203,877,500 comprising 203,877,500 Silverstone Shares.

Based on the audited consolidated accounts of Silverstone as at 30 June 2001, the audited consolidated NTA of Silverstone is RM255.71 million whilst Silverstone made a consolidated PAT of RM8.06 million for the FYE 30 June 2001. Based on the audited consolidated accounts of Silverstone as at 30 June 2002, the audited consolidated NTA of Silverstone is RM263.63 million whilst the consolidated PAT for the FYE 30 June 2002 is RM8.01 million.

Further information on Silverstone is set out in Appendix II of the Circular.

2.1.4 Basis of purchase consideration

The purchase consideration of RM255.68 million or approximately RM1.25 per Silverstone Share for the Proposed Acquisition of Silverstone was arrived at on a willing buyer, willing seller basis and represents approximately the estimated unaudited NTA of Silverstone as at 31 December 2001 of RM255.68 million, after adjusting for the relevant amount to be waived by Silverstone of RM6 million pursuant to the Proposed GWRS for the Inter-PLC Debt owing by the ACB Group to Silverstone.

2.1.5 *Satisfaction of purchase consideration*

Part of the total purchase consideration of RM255.68 million amounting to RM248.86 million is proposed to be satisfied via the issuance of 240.14 million new AMB Shares (based on the pricing basis as detailed in Section 2.4.1) and the remaining consideration of RM6.82 million would be satisfied by netting off the amount payable against the existing inter-company debt owing by the LCB Group to the AMB Group of RM8.0 million.

The amount of Inter-PLC Debt owing by the LCB Group to the AMB Group available for net-off of RM6.82 million is a result of the Cash Yield Adjustment which is further explained in Appendix XIII of the Circular and Section 4.5 below.

The details on the Proposed Acquisition of Silverstone including the modes of satisfaction of the purchase consideration of RM255.68 million for the entire equity interest in Silverstone are as follows:-

	<-------Proposed Acquisition of Silverstone------->			<-------------------Satisfied by------------------>		
Shareholders	**No. of Silverstone Shares**	**Interest in Silverstone**	**Consideration**	**Issue of new AMB Shares No. of new AMB Shares***	**Value of new AMB Shares**	**Settlement of Inter-PLC Debts**
	'million	**%**	**RM'million**	**'million**	**RM'million**	**RM'million**
LCB and Limpahjaya	12.95	6.35	16.24	8.97	9.42	6.82
Umatrac and ACB	106.57	52.27	133.64	127.28	133.64	-
Posim	0.14	0.07	0.18	0.17	0.18	-
DAC and TSWC Group	31.73	15.56	39.79	37.89	39.79	-
Minority shareholders	52.49	25.75	65.83	65.83	65.83	-
	203.88	100.00	255.68	240.14	248.86	6.82

* *Based on the fixed issue price of RM1.05 and RM1.00 per new AMB Share for AMB Shares issued to vendors of Silverstone (excluding minority shareholders) and the minority shareholders respectively. Please refer to Section 2.4.1 for further details on pricing basis of new AMB Shares.*

The Silverstone Shares shall be acquired by AMB free from all liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the Proposed Acquisition of Silverstone.

The SC has, vide its letter dated 9 July 2002 approving the Proposed AMB Scheme, imposed a moratorium on the disposal of 50% of the new AMB Shares to be received by ACB, Umatrac, Posim, LCB, Limpahjaya, DAC and the TSWC Group for a period of 1 year from the date of listing of the AMB Shares. Thereafter, the aforesaid parties are only allowed to dispose, transfer or assign up to a maximum of one-third (1/3) of the said AMB Shares under moratorium per annum ("Disposal Moratorium").

The SC has subsequently vide its letter dated 1 October 2002 waived its earlier requirement for the Disposal Moratorium to be imposed on the 9.14 million AMB Shares to be issued to Posim, LCB and Limpahjaya. The SC has approved AMB's proposal for the Disposal Moratorium to be imposed on ACB instead.

An application has been submitted to the SC on 24 December 2002 to seek the SC's consent to revert to the original position as set out in the SC's approval letter dated 9 July 2002 where the Disposal Moratorium is to be imposed on Posim. The decision of the SC in respect of the aforesaid matter remains pending.

Please refer to Section 5.2.2 of the Circular for details of the new AMB Shares which are subject to moratorium on disposal.

The ranking of the new AMB Shares is detailed in Section 2.5.1 herein.

2.2 Proposed Divestment of Avenel

2.2.1 Particulars

AMB has entered into conditional share sale agreement with ACB dated 5 July 2000 and supplemental share sale agreements dated 19 October 2000, 8 October 2001 and 26 March 2002 for the proposed divestment of 20.0 million ordinary shares of Avenel Shares, representing 20% equity interest in Avenel ("Share Sale Agreements for the Proposed Divestment of Avenel").

The payment of RM80.63 million is proposed to be satisfied by netting-off existing Inter-PLC Debt owing by the ACB Group to the AMB Group. The value of Inter-PLC Debt deemed settled via the netting of asset shall be RM97.38 million, after taking into account the Cash Yield Adjustment which is further explained in Appendix XIII of the Circular and Section 4.5 below.

2.2.2 Salient terms of Share Sale Agreements for the Proposed Divestment of Avenel

It is a salient term of the Share Sale Agreements for the Proposed Divestment of Avenel that the Avenel Shares to be disposed of by the AMB Group shall be free from all liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the Proposed Divestment of Avenel.

2.2.3 Information on the Avenel group of companies

Avenel

Arusjaya Sdn Bhd was incorporated in Malaysia under the Cos Act, in 1984 as a private limited company. In December 1986, Arusjaya Sdn Bhd changed its name to Dayaternak Sdn Bhd. Subsequently, Dayaternak Sdn Bhd assumed its present name, Avenel Sdn Bhd in December 1989.

Avenel's principal activity is that of an investment holding. The present authorised share capital of Avenel is RM100.0 million comprising 100.0 million Avenel Shares whilst the issued and paid-up share capital is RM100.0 million comprising 100.0 million Avenel Shares.

Based on the audited consolidated accounts of Avenel as at 30 June 2002, the audited consolidated NTL and audited NTL of Avenel are RM445.78 million and RM1,096.26 million respectively whilst Avenel made a consolidated LATMI and LAT of RM91.94 million and RM132.43 million respectively for the year ended 30 June 2002.

As at 25 November 2002, Avenel holds 170,097,271 of Posim Shares, representing 83.70% equity interest in Posim.

Further information on Avenel is set out in Appendix III of the Circular.

Posim

Posim was incorporated in Malaysia on 8 March 1982 under the Cos Act as a private limited company and commenced business in the same year as a distributor of a range of building materials and products. On 29 March 1991, it was converted into a public limited company and was subsequently listed on the Second Board of the KLSE on 2 April 1992.

The present authorised share capital of Posim is RM500.0 million Posim Shares whilst the issued and paid-up share capital is RM203,218,571 comprising 203,218,571 Posim Shares.

Based on the audited consolidated accounts of Posim as at 30 June 2002, the audited consolidated NTA of Posim is RM1,324 million whilst Posim made a consolidated LATMI of RM0.38 million for the year ended 30 June 2002.

As at 25 November 2002, Posim holds 752.53 million and 7,525.32 million ordinary shares of RM1.00 and RM0.10 each respectively in SFI representing 97.78% interest in SFI.

SFI

SFI was incorporated in Malaysia on 30 April 1982 under the Cos Act as a private limited company. It is principally involved in the manufacturing of printing and writing paper and integrated wood based activities. It operates a pulp and paper mill, measuring approximately 168.9 hectares which is located in Sipitang, Sabah. SFI has two timber licence agreements from the State of Sabah granting SFI the right to fell, convert and extract timber from about 289,000 hectares of timber concession located in the Sipitang, Beaufort and Tenom Districts, all in the State of Sabah. Both timber licence agreements are dated 1 January 1996 and will expire on 31 December 2094.

The present authorised and issued and paid-up share capital of SFI are as follows:

Type	No. of Shares '000	Par Value RM	Total RM'000
Authorised:			
Ordinary - Class A	1,054,000	1.00	1,054,000
Ordinary - Class B	10,000,000	0.10	1,000,000
Deferred	146,000	1.00	146,000
	11,200,000		2,200,000
Issued and paid-up:			
Ordinary - Class A	940,666	1.00	940,666
Ordinary - Class B	7,525,324	0.10	752,532
Deferred	146,000	1.00	146,000
	8,611,990		1,839,198

The deferred shares have the following limitations:

(a) no entitlement to dividend;
(b) no voting rights; and
(c) no rights to receive notice of meetings.

In addition, the deferred shares can be redeemed by SFI at any time and shall only be entitled to a repayment of capital on the winding-up of SFI.

Based on the audited consolidated accounts of SFI as at 30 June 2002, the audited consolidated NTA of SFI is RM1,187.54 million whilst SFI made a PAT of RM12.58 million for the FYE 30 June 2002.

Avenel currently holds 146 million deferred shares of RM1.00 each in SFI. In the event the deferred shares in SFI are redeemed, the proceeds would be distributed pro-rata among the existing shareholders of Avenel, namely LLB, AMB and ACB, which would translate to the following:

Avenel's shareholders	Interest in Avenel %	Percentage of proceeds %
LLB	25.0	25.0
AMB	20.0	20.0
ACB	55.0	55.0
	100.0	100.0

2.2.4 *Basis of payment consideration*

The proposed payment of RM80.63 million by AMB to ACB represents approximately 20% share of Avenel's estimated unaudited net liabilities of RM488.18 million, based on the debt outstanding of Avenel as at 31 December 2001 in which undertakings have been given by AMB and after restating Avenel's cost of investment in Posim based on the valuation of SFI, Posim's principal asset, using the Discounted Cashflow ("DCF") method and the remaining net asset value of Posim's assets excluding SFI as follows:

	RM'million
Avenel's share of 83.70% adjusted cost of investment in Posim *	499.42
Less: Avenel debts for which undertakings have been given by AMB, LLB and ACB **	(987.60)
Avenel's estimated unaudited net liabilities as at 31 December 2001	(488.18)
AMB's 20% share of Avenel's estimated unaudited net liabilities	(97.64)
Less: Indemnity amount paid directly by AMB to security providers for Avenel's debt	17.01
Net amount to be paid by AMB to ACB	(80.63)

* *Based on Posim's share of 97.78% of the valuation of SFI of RM511.01 million and estimated unaudited net asset value of Posim's residual assets as at 30 June 2001 of RM97 million (after adjusting for the relevant Principal Waived of RM13 million by Posim for the Inter-PLC Debt owing by the ACB Group to Posim).*

** *At present, AMB is a 20% shareholder of Avenel and has given undertakings and indemnities, up to the proportion of its shareholding to provide sufficient funds to Avenel in order that Avenel can repay its loans. Simultaneous with the Proposed Divestment of Avenel, AMB's obligation under the shareholders' undertaking and indemnity is deemed to crystallise up to its 20% share in the estimated net liabilities of Avenel. This results in a net amount owing by AMB to ACB upon the Proposed Divestment of Avenel. Accordingly, AMB will be discharged of its obligations under the shareholders' undertaking and indemnity upon completion of the Proposed Divestment of Avenel. Please refer to Appendix I of this IAC for further information on the abovementioned undertakings and indemnities.*

2.2.5 Satisfaction of payment consideration

As the payment of RM80.63 million would be satisfied by netting off existing Inter-PLC Debt owing by the ACB Group to the AMB Group, the value of Inter-PLC Debt deemed settled via netting off assets shall be RM97.38 million, after taking into account the Cash Yield Adjustment. The detailed explanation on the Cash Yield Adjustment is set out in Appendix XIII of the Circular and Section 4.5 below.

The adjusted consideration of RM97.38 million shall be satisfied by netting off against the Inter-PLC Debt owing from the ACB Group to the AMB Group as set out in Section 2.3.1 hereafter.

The Avenel Shares to be disposed by the AMB Group shall be free from liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the Proposed Divestment of Avenel.

2.3 Proposed Settlement of Inter-PLC Debts

As part of the Proposed Debt Restructuring Exercise for the AMB Group, and consistent with the Principal Waived for the AMB Group FI Lenders, it is proposed that a portion of the outstanding Inter-PLC Debts owing by/to the AMB Scheme Companies be waived as well and the quantum of the Inter-PLC Debts to be waived shall be calculated in the manner set out in Appendix XIII of the Circular.

2.3.1 Settlement with the ACB Group

As at 31 December 2001, there are net Inter-PLC Debts of RM182.0 million and RM40.0 million owing by the ACB Group to the AMB Group and Silverstone respectively (after the relevant Principal Waived of RM45.0 million#). The RM97.38 million consideration payable by the AMB Group to the ACB Group pursuant to Proposed Divestment of Avenel, as detailed in Section 2.2.5 above, is proposed to be netted off against the Inter-PLC Debts owing from the ACB Group to the AMB Group and Silverstone as follows:

	RM'million
Owing by the ACB Group to the AMB Group*^	182.00
Owing by the ACB Group to Silverstone*^	40.00
Amount to be netted off for Proposed Divestment of Avenel	(97.38)
Net amount to be settled	124.62

\# *Principal Waived is as stated in Appendix X of the Circular.*

* *Where the Inter-PLC Debts are owed to AMB's subsidiaries and Silverstone, it is proposed that the consideration for AMB receiving the ACB Bonds would be inter-company debts owing by AMB to the said AMB's subsidiaries and Silverstone.*

^ *The names of the companies within the ACB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix X of the Circular.*

It is proposed that the AMB Group receives RM1.25 million upfront cash payment, RM94.45 million in NPV (RM131.03 million in nominal amount) of ACB Bonds and 28.92 million of new ACB Shares of RM1.00 each in settlement of the net amount of RM124.62 million owing by the ACB Group to the AMB Group as follows:

To be satisfied by	Amount RM'million
Cash payment	1.25
Class B ACB Bonds	57.13
Class C ACB Bonds	37.32
	94.45
28.92 million new ACB Shares*	28.92
	124.62

* *Based on the fixed issue price of RM1.00 each. For further details on pricing basis, please refer to Section 2.4 below.*

In addition to the above, 5.09 million detachable new ACB Shares will be attached to the ACB Bonds as equity-kicker shares credited as fully paid-up.

The RM1.25 million upfront cash payment shall be payable to AMB on the Issue Date, which would subsequently be utilised by AMB to repay the upfront cash payment due to the AMB Scheme Creditors.

Your Board has an intention to divest the 28.92 million of new ACB Shares receivable from ACB from debt to equity conversion and to apply such proceeds of sale to support the redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.

The RM94.45 million in NPV (RM131.03 million in nominal amount) of ACB Bonds receivable by AMB would be held until maturity and the yearly redemption proceeds of the ACB Bonds would subsequently be utilised by AMB to support the redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts. The summary of the principal terms and conditions of the ACB Bonds is set out in Appendix XIV(E) of the Circular.

The AMB Group's estimated loss from the aforementioned settlement of Inter-PLC Debts with the ACB Group relates to the Principal Waived portion of RM45.0 million by the AMB Group and Silverstone to the ACB Group.

2.3.2 Settlement with CPB

It is proposed that the inter-company balances owing by CPB to the AMB Group of RM3.0 million be settled via RM3.0 million CPB Inter-Co Repayment to the AMB Group. The cash payment of RM3.0 million will be made over a period of approximately seven years from 31 December 2001 to 31 December 2007. The proceeds from the CPB Inter-Co Repayment are one of the sources of cashflow identified to repay the upfront cash payment due to the AMB Scheme Creditors and to support the subsequent annual redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.

The AMB Group's estimated loss from the aforementioned settlement of Inter-PLC Debts with CPB relates to the Principal Waived portion of RM1.0 million# by the AMB Group to CPB.

(# *Principal Waived is as stated in Appendix X of the Circular)*

2.3.3 *Settlement with the LCB Group*

As at 31 December 2001, there was a net Inter-PLC Debt of RM8.0 million owing by the LCB Group to the AMB Group.

Pursuant to the Proposed Acquisition of Silverstone (which is set out in Section 2.1 and 4.2 of this IAC), it is proposed that part of the purchase consideration of RM16.24 million payable by AMB to LCB and Limpahjaya for their 6.35% equity interest in Silverstone to be satisfied by netting-off RM6.82 million of the aforesaid Inter-PLC Debt owing by the LCB Group to the AMB Group. As a result of the Cash Yield Adjustment, the value of Inter-PLC Debt deemed settled via netting off assets shall be RM8 million.

The AMB Group's estimated loss from the above-mentioned settlement of Inter-PLC Debt is RM2.18 million, which relates to the amount of Principal Waived of RM1.0 million# by the AMB Group and Cash Yield Adjustment.

(# *Principal Waived is as stated in Appendix X of the Circular)*

2.3.4 *Settlement with the LLB Group*

As at 31 December 2001, the net Inter-PLC Debt owing to the LLB Group by the AMB Group (after the relevant Principal Waived of RM25 million and net of an Inter-PLC Debt of RM2.00 million owing to the AMB Group by Posim, part of the restructured LLB Group) is RM134.0 million which would be swapped for upfront cash payment of RM5.79 million, RM114.81 million in NPV (RM147.12 million in nominal amount) of AMB Bonds, 6.70 million of new AMB Shares at RM1.00 per AMB Share and 6.70 million of new RCCPS at an issue price of RM1.00 per RCCPS as follows:-

Net amounts owing by the AMB Group:

	RM'million
Owing by the AMB Group to the LLB Group	136.00
Owing by Posim (part of the restructured LLB Group) to the AMB Group	(2.00)
Net amount to be settled	134.00

To be discharged by:

To be satisfied by	**Amount RM'million**
Cash payment	5.79
Class B AMB Bonds	82.25
Class C AMB Bonds	32.56
	114.81
6.70 million new AMB Shares*	6.70
6.70 million new RCCPS*	6.70
	134.00

* Based on the fixed issue price of RM1.00 each. For further details on pricing basis, please refer to Section 2.4 below.

In addition to the above, 4.65 million detachable new AMB Shares will be attached to the AMB Bonds as equity-kicker shares to the LLB Group credited as fully paid-up.

The RM5.79 million upfront cash payment shall be payable to the LLB Group on the Issue Date. The aforementioned upfront cash repayment is expected to be repaid from:

(i) net divestment proceeds from the Proposed Divestment Programme for the AMB Group;
(ii) the upfront cash payment to be received by AMB from the ACB Group as described in Section 2.3.1; and
(iii) proceeds from CPB Inter-Co Repayment which shall be accrued to AMB as at the Issue Date.

The aggregate 11.35 million new AMB Shares to be issued to the LLB Group as debt to equity conversion and equity-kicker shares would represent 3.4% of the enlarged share capital of AMB after the Proposed AMB Scheme (before the RCCPS conversion).

The AMB Group's estimated gain from the aforementioned settlement of Inter-PLC Debts with the LLB Group relates to the Principal Waived portion of RM25.0# million by the LLB Group.

(# Principal Waived is as stated in Appendix X of the Circular)

2.4 Pricing basis of new AMB Shares, RCCPS of AMB and ACB Shares

2.4.1 AMB Shares

For the Proposed Acquisition of Silverstone, the issue price of the new AMB Shares to be issued to:

(i) ACB, Umatrac, Posim, LCB, Limpahjaya, DAC and TSWC Group is fixed at RM1.05, which represents a 5% premium over the par value of the AMB Shares. However, for illustrative purposes only, the issue price of the new AMB Shares of RM1.05 represents a 218% premium over the theoretical market price of AMB Shares of RM0.33 (calculated based on the weighted average price of AMB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for AMB in accordance with the formula set out in Appendix II of the IAC). The price-fixing date of the AMB Shares has been determined and announced by your Board on 19 July 2002 after the receipt of the SC's approval for the Proposed AMB Scheme; and

(ii) the other shareholders of Silverstone is fixed at RM1.00, which represents the par value of the AMB Shares. However, for illustrative purposes only, the issue price of the new AMB Shares of RM1.00 represents a 203% premium over the theoretical market price of AMB Shares of RM0.33 (calculated based on the weighted average price of AMB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for AMB in accordance with the formula set out in Appendix II of the IAC). The price-fixing date of the AMB Shares has been determined and announced by your Board on 19 July 2002 after the receipt of the SC's approval for the Proposed AMB Scheme.

The issue price of the AMB Shares to be issued to partially settle the Inter-PLC Debt owing by the AMB Group to the LLB Group is also fixed at RM1.00, which represents the par value of the AMB Shares.

The SC's approval must be obtained for the final number of new AMB Shares to be issued pursuant to the Proposed GWRS.

2.4.2 *RCCPS of AMB*

The issued price of the RCCPS to be issued to partially settle the Inter-PLC Debt owing by the AMB Group to the LLB Group is fixed at RM1.00, which represents the par value of the AMB Shares and the issue price of the new AMB Shares to be issued to the AMB Group FI Lenders under the Proposed Debt Restructuring Exercise for the AMB Group. Meanwhile, the conversion price of the RCCPS is fixed at RM1.10 per AMB Share, which represents a 10% premium to the issue price of the new AMB Shares to be issued to the AMB Group FI Lenders of RM1.00.

2.4.3 *ACB Shares*

The issue price of the ACB Shares to be issued as consideration for the settlement of the Inter-PLC Debts owing by the ACB Group to the AMB Group is fixed at RM1.00 each, which represents the par value of ACB Shares. However, for illustrative purposes only, the issue price of the new ACB Shares of RM1.00 each represents a 109% premium over the theoretical market price of the ACB Shares of RM0.4788 (calculated based on the weighted average price of ACB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for ACB). The price-fixing date of the ACB Shares has been determined and announced by the Directors of ACB on 19 July 2002 after the receipt of the SC's approval for the Proposed GWRS.

The pricing basis for the issue price of the ACB Shares to be issued to AMB is the same as to the Scheme Creditors of ACB.

2.5 Status of new AMB Shares, RCCPS of AMB and ACB Shares

2.5.1 *AMB Shares*

The new AMB Shares to be issued pursuant to the Proposed Acquisition of Silverstone and to particularly settle the Inter-PLC Debt owing by the AMB Group to the LLB Group, which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for AMB, shall rank pari passu in all respects with the existing AMB Shares except that they will not be entitled for dividends, rights, allotment or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotment or other distributions.

2.5.2 *RCCPS of AMB*

The RCCPS carry no right to attend and vote at general meetings of AMB unless the general meeting is:

(i) for any resolution which varies or is deemed to vary the rights and privileges of such RCCPS; or
(ii) for any resolution for the winding-up of AMB.

Save and except that the RCCPS shall rank in priority to all other classes of shares of AMB as regards the preferential dividend and return of capital in the event of winding-up, the RCCPS have no right to participate in the surplus assets and profits of AMB.

The new AMB Shares to be issued upon conversion of the RCCPS which would be listed on the Main Board of the KLSE shall rank pari passu in all respects with the then existing AMB Shares except that they will not be entitled for dividends, rights, allotment or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotment or other distributions.

For other principal terms and conditions of the RCCPS, please refer to Appendix XI of the Circular.

2.5.3 *ACB Shares*

All the new ACB Shares to be issued to the ACB Scheme Creditors (including AMB), which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for ACB, shall rank pari passu in all respects with the existing ACB Shares except that they will not be entitled for dividends, rights, allotments or other distributions if the new ACB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

3.0 CONDITIONS OF THE PROPOSALS

The Proposed AMB Scheme is an integral part of the Proposed GWRS. The implementation of the Proposed AMB Scheme is subject to various conditions precedent and receipts of approvals from the following:

(i) the BNM which was obtained vide BNM's letters dated 3 May 2002, 17 May 2002, 20 June 2002 and 29 October 2002 subject to conditions imposed;

(ii) the SC which was obtained on 9 July 2002 and 1 October 2002 subject to various conditions imposed; one of the conditions imposed by the SC requires the Independent Adviser to provide their views in the report to the minority shareholders of AMB, the qualification and emphasis of matters raised by the Reporting Accountants on the future financials of the AMB Group (please refer to Section 4.9.4) and to provide detailed justifications on the valuations for the Proposed Divestment of Avenel (please refer to Section 4.3.2);

(iii) the FIC which was obtained vide the FIC's letters dated 27 April 2002, 7 May 2002 and 23 May 2002 subject to, *inter alia*, AMB increasing its Bumiputera equity participation to 30% before 31 December 2003;

(iv) the MITI which was obtained vide the MITI's letter dated 23 April 2002 subject to, *inter alia*, AMB increasing its Bumiputera equity participation to 30% before 31 December 2003;

(v) the LOFSA which was obtained vide the LOFSA's letter dated 1 November 2000;

(vi) approval-in-principle of the KLSE for the listing of and quotation for the new AMB Shares to be issued pursuant to the Proposed AMB Scheme and the new AMB Shares to be issued pursuant to the conversion of RCCPS;

(vii) the AMB Scheme Creditors which were obtained at their respective Court-Convened Meetings held on 16 September 2002;

(viii) the shareholders of AMB at the forthcoming EGM;

(ix) the Megasteel's scheme of arrangement being unconditional. The requisite approvals of the scheme creditors of Megasteel pursuant to Megasteel's scheme of arrangement were obtained on 25 September 2002 and 16 October 2002 and Khazanah Nasional Berhad for the issuance of the Megasteel's subordinated bonds was obtained on 16 October 2002. The High Court of Malaya had on 12 December 2002 sanctioned Megasteel's scheme of arrangement pursuant to Section 176 of the Cos Act;

(x) the AMSB's scheme of arrangement being unconditional. The requisite approvals of the scheme creditors of AMSB pursuant to AMSB's scheme of arrangement were obtained on 26 September 2002. The AMSB's scheme of arrangement is presently pending sanction by the High Court of Malaya under Section 176(3) of the Cos Act;

(xi) the Proposed AMB Scheme being sanctioned by the High Court pursuant to Section 176 of the Cos Act and the Proposed Capital Reconstruction for AMB being sanctioned by the High Court pursuant to Section 64 of the Cos Act; and

xii) the Schemes for the ACB Group, the LCB Group and the LLB Group being unconditional (other than the reciprocal conditions in the respective Schemes).

Please refer to Section 11 of the Circular for more details on the conditions imposed by the relevant authorities on the Proposals.

The Schemes (comprising the Proposed Corporate Restructuring Exercise, the Proposed Debt Restructuring Exercise and the Proposed Divestment Programme) of the respective PLC Group are inter-conditional to each other.

All proposals under the Proposed AMB Scheme including the Proposals are inter-conditional to each other.

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4.0 EVALUATION OF THE PROPOSALS

Ernst & Young Corporate Finance was not involved in the negotiations and formulation of the terms of the Proposed GWRS including the Proposals. Our evaluation is based on, amongst others, the announcements on the Proposals dated 5 July 2000, 19 October 2000, 8 October 2001, 26 March 2002, 12 July 2002, 19 July 2002, 5 August 2002, 5 September 2002 and 10 October 2002 made by AMB in relation to the Proposals, the Circular dated 9 January 2003 issued by the Company, discussions with and information provided by the Directors and management of AMB as well as the representatives from RHB Sakura, and other publicly available information.

Our procedures and enquiries do not include any verification work, physical or otherwise, and did not constitute an audit on the information which we have relied upon in preparing this IAC.

We have, however, obtained confirmation that this IAC and the Circular have been seen and approved by the Directors of AMB and they individually and collectively accept full responsibility for the accuracy of the information contained within both documents and confirm that after making all reasonable inquiries and to the best of their knowledge and belief, there are no material facts the omission of which would make any statement therein misleading.

We are not in possession of information relating to and have not given consideration to the specific investment objective, financial situation and particular needs of any individual minority shareholder or any specific group of minority shareholders of AMB. Ernst & Young Corporate Finance does not express any opinion on the commercial merits of the Proposals which are the sole responsibility of the Board of AMB.

We recommend that any individual minority shareholder or any group of minority shareholders who may require advice in relation to the Proposals in the context of their individual objectives, financial situation or particular needs, consult their stockbrokers, bank managers, solicitors, accountants or other professional advisers without delay.

In evaluating the Proposals, Ernst & Young Corporate Finance has considered factors which are believed to be of general importance to an assessment of the implications of the Proposals and therefore, are of general concern to the minority shareholders of AMB.

In evaluating the Proposals, we have considered the following:

(a) Rationale for the Proposals;

(b) Evaluation of the Proposed Acquisition of Silverstone;

(c) Evaluation of the Proposed Divestment of Avenel;

(d) Evaluation of the Proposed Settlement of Inter-PLC Debts ;

(e) Evaluation of the Cash Yield Adjustment;

(f) Basis of issue price of new AMB Shares, RCCPS of AMB and ACB Shares;

(g) Financial effects of the Proposed AMB Scheme;

(h) Future prospects of the Silverstone Group; and

(i) Risk factors.

4.1 Rationale for the Proposals

The Proposed AMB Scheme, which includes the Proposals, is an integral part of an overall scheme comprising, inter alia, various proposed corporate and debt restructuring exercises for the Lion Group. Please refer to Section 5 and 6 of the Circular for further details on the Proposed AMB Scheme.

Based on the audited accounts of the AMB Group as at 30 June 2002, the Group incurred a LATMI of RM221.27 million for the FYE 30 June 2002. As at that date, the Group has a NTL per share of RM1.40. The net current liabilities of the Group and the Company were RM966.70 million and RM40.27 million respectively.

As disclosed in the notes to the accounts, the Group and the Company have not serviced some of their principal borrowings and interest charges. Certain principal bankers have frozen or withdrawn existing credit facilities available to the Group and the Company. However, the Company has obtained approvals from its bankers and financial institutions to restructure its loans pursuant to a scheme of arrangement under section 176(1) of the Cos Act. In addition, certain subsidiary companies are presently negotiating with their bankers to extend the repayment schedules on existing loans.

The overall concept of the Proposed AMB Scheme is essentially a rescheduling of the AMB Scheme Companies' debt so that their debts may be repaid in a structured and timely manner moving forward. Under the Proposed AMB Scheme, there is up-front dedication of cashflow for redemption and repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debt where the available cashflow (after setting aside a certain amount to cater for future contingencies) are matched with the debt obligations of AMB.

The identified sources of cash flow that would support the redemption/repayment of the AMB Bonds and the AMB-SPV Consolidated and Rescheduled Debts comprise mainly (i) payments from Silverstone Sub-Bond, (ii) net proceeds from the disposal of any assets in the Proposed Divestment Programme for the AMB Group, (iii) proceeds from the redemption of the ACB Bonds; and (iv) proceeds from the CPB Inter-Co Repayment. The diversified sources of cash flow supporting the redemption/ repayment of the said instruments are intended to reduce the risk of default, which would be beneficial to the stakeholders.

For AMB's shareholders, the main benefit of the Proposed AMB Scheme is that each of the AMB Scheme Companies will be able to continue operations on a going-concern basis and with its debts restructured, the management of the AMB Group would be able to focus on creating value for shareholders.

The Proposals form an integral part of the Proposed AMB Scheme, which in turn is an integral part of the Proposed GWRS. **The Schemes (comprising the Proposed Corporate Restructuring Exercise, the Proposed Debt Restructuring Exercise and the Proposed Divestment Programme) of the respective PLC Group are inter-conditional to each other.**

Therefore, the implementation of the Proposals is critical to the successful implementation of the Proposed AMB Scheme. AMB had on 16 September 2002 obtained the approvals of the Scheme Creditors at the Court-Convened Meetings for the scheme of arrangement for the settlement of the debts owing to the Scheme Creditors to facilitate the Proposed GWRS.

In essence, the Proposed AMB Scheme will enable AMB to restructure its debt and to continue operations on a going-concern basis, thus enabling the management of the AMB Group to focus on creating value for shareholders.

4.2 Evaluation of the Proposed Acquisition of Silverstone

4.2.1 Rationale of the Proposed Acquisition of Silverstone

The Proposed Acquisition of Silverstone is essentially to facilitate the tapping of future cashflows from Silverstone for the purpose of the Proposed Debt Restructuring Exercise and to streamline AMB such that it has one-two core businesses.

The acquisition of Silverstone is expected to complement AMB's existing automotive business. Silverstone is principally involved in the manufacturing and sales of tyres, rubber compound and other related rubber products. Silverstone manufactures and markets a comprehensive range of passenger car tyres, four-wheel drive vehicle tyres, light and heavy commercial vehicle tyres, industrial and agricultural tyres and rally tyres under the "Silverstone" brand name.

The acquisition of Silverstone is intended to provide the AMB Group with an avenue to tap Silverstone's future cashflows for the Proposed Debt Restructuring Exercise which is identified as one of the key sources of cashflow supporting the redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts as well as to expand the AMB Group's future earnings base.

4.2.2 Valuation of the Proposed Acquisition of Silverstone

The purchase consideration for the Proposed Acquisition of Silverstone of RM255.68 million or approximately RM1.25 per Silverstone Share was based on the unaudited estimated NTA of Silverstone as at 31 December 2001 of RM255.68 million, after taking into account the Principal Waived of RM6 million#, pursuant to the Proposed GWRS, by Silverstone for the Inter-PLC Debt owing by the ACB Group to Silverstone.

(# Principal Waived is as stated in Appendix X of the Circular)

In evaluating the reasonableness of the total purchase consideration of RM255.68 million for the Proposed Acquisition of Silverstone, we have taken into consideration, inter-alia, the following:

(a) Unaudited NTA as at 31 December 2001

The unaudited consolidated NTA of Silverstone as at 31 December 2001 after the adjustment for Principal Waived is RM1.24 per Silverstone Share as follows:

	RM'million
Net Assets	257.98
Less: Intangible Assets	-
Principal Waived *	(4.40)
NTA	253.58
No of Silverstone Shares ('million)	203.88
NTA per Silverstone Share (RM)	1.24

* *Principal Waived by Silverstone for Inter-PLC Debt owing by the ACB Group to Silverstone pursuant to the Proposed GWRS.*

(Source : Management accounts of Silverstone as at 31 December 2001)

Based on the above, the valuation of RM1.25 per Silverstone Share represents a slight premium of 0.8% to the unaudited consolidated NTA per Silverstone Share as at 31 December 2001 (after adjustment for Principal Waived) of RM1.24.

(b) Audited NTA as at 30 June 2002

The audited consolidated NTA of Silverstone as at 30 June 2002 after the adjustment for Principal Waived is RM1.28 per Silverstone Share as follows:

	RM'million
Net Assets	263.63
Less: Intangible Assets	-
Principal Waived *	(2.40)
NTA	261.23
No of Silverstone Shares ('million)	203.88
NTA per Silverstone Share (RM)	1.28

(Source: Audited accounts of Silverstone as at 30 June 2002)

* *Principal Waived by Silverstone for Inter-PLC Debt owing by the ACB Group to Silverstone pursuant to the Proposed GWRS.*

The valuation of RM1.25 per Silverstone Share represents a slight discount of 2.3% to the audited consolidated NTA per Silverstone Share as at 30 June 2002 (after adjustment for Principal Waived) of RM1.28.

(c) Latest management account as at 30 September 2002

One of the conditions imposed by the SC on the Proposed AMB Scheme in its letter dated 9 July 2002 is that for the Proposed Acquisition of Silverstone, the latest audited consolidated NTA of Silverstone (to be based on cut-off date which must not be more than four months prior to the date of completion) must not be less than the NTA value upon which the Proposed AMB Scheme was based.

Assuming that the Proposed AMB Scheme is completed by the first quarter of 2003 and based on the latest management accounts as at 30 September 2002, the latest unaudited consolidated NTA of Silverstone is RM263.16 million (after adjustment for Principal Waived), which is 2.9% higher than the purchase consideration of Silverstone of RM255.68 million. AMB will have to undertake a special audit on Silverstone to ensure that the above criteria set by the SC is met.

(d) Future Earnings of the Silverstone Group

Based on the forecasted consolidated profit and loss accounts for the FYE 30 June 2003 prepared and reviewed by the management of Silverstone and the Reporting Accountants respectively, Silverstone is projected to register PAT of RM8.0 million*.

(Source: the PAT of Silverstone is extracted from AMB's Reporting Accountants' letter, on consolidated profit forecast for the FYE 30 June 2003, attached with the Circular dated 9 January 2003)*

The profit forecast of Silverstone is based on assumptions which are subject to uncertainties and contingencies. Due to the subjective judgements and uncertainties of the forecast because events and circumstances may not occur as expected, there can be no assurance that the forecasts will be realised and actual results may therefore be different.

(e) Net Price Earnings ("PE") ratio

We have computed the PE ratio of Silverstone based on the valuation of RM1.25 per Silverstone Share and the historical and forecasted EPS of Silverstone as summarised below:

	Audited for the year ended 30 June 2001	**Audited for the year ended 30 June 2002**	**Forecast for the year ending 30 June 2003**
Price per Silverstone Share (RM)	1.25	1.25	1.25
EPS (RM)	0.04	0.04	0.04 #
PE Ratio (times)	31.25	31.25	31.25

(# Source: the PAT of Silverstone is extracted from AMB's Reporting Accountants' letter, on consolidated profit forecast for the FYE 30 June 2003, as attached with the Circular 9 January 2003)

We have compared the PE ratio of Silverstone to DMIB, a company listed on the Main Board of the KLSE which is involved in a business similar with that of the Silverstone Group . The principal activities of DMIB consist of the manufacture and marketing of tyres, mattresses, industrial products, chemical products, golf balls and associated and engineered rubber products. Due to the volatility of the market prices during the past two years, we have compared the PE ratio over the period as follows:

Based on DMIB's closing market price:	**RM**	**PE ratio (times)**
Based on year's (2001) high*	0.87	10.88
Based on year's (2002) high**	1.71	13.15
Based on year's (2001) low*	0.57	7.13
Based on year's (2002) low**	0.81	6.23
Closing market price on 6 January 2003***	1.31	10.07

(Source: The Star dated 7 January 2003, DMIB Annual Report 2002 and Yahoo Finance historical quotes)

* *These represent the year's high and low prices from 1 January 2001 to 31 December 2001. The PE ratio is computed based on the adjusted audited consolidated EPS for the FYE 30 June 2001 of RM0.08, which is based on PAT before exceptional item.*

** *These represent the high and low prices from 1 January 2002 to 31 December 2002. The PE ratio is computed based on the adjusted audited consolidated EPS for the FYE 30 June 2002 of RM0.13, which is based on PAT before exceptional item.*

*** *Being the latest practicable date prior to the printing of the IAC. The PE ratio is computed based on the adjusted audited consolidated EPS for the FYE 30 June 2002 of RM0.13, which is based on PAT before exceptional item.*

Based on the above, we noted the following:

(i) The PE ratio of Silverstone based on the audited results for the FYE 2001 and 2002 are both 31.25 times which is significantly higher compared to the historical PE ratios of DMIB which range from 6.23 to 13.15 times.

The low PE ratios of DMIB may be due to the low market prices of DMIB in 2001, which in turn may be a reflection of the overall poor performance of shares listed on the KLSE during 2001. The high and low of the Kuala Lumpur Composite Index in 2001 were 737.56 and 547.72 points respectively compared to the high and low of 1,021.20 and 673.74 in 2000 and 816.94 and 614.00 for the period from 1 January 2002 to 31 December 2002. Thus, the quoted price of DMIB on the KLSE is subjected to fluctuations arising from market sentiment and economic well-being and may not be an absolute fair comparison to the PE ratio of Silverstone based on its purchase price of RM1.25 per Silverstone Share.

(Source : Yahoo Finance website)

(ii) The PE ratios of Silverstone based on the forecasted EPS for the FYE 2003 of 31.25 times is above the highest range of DMIB's PE ratio of 13.15 times.

(iii) In block acquisition of companies, a premium is normally attached to the value of the shares acquired for gaining control. Therefore, the PE ratio of Silverstone (at the highest range of 31.25 times) which is higher compared to DMIB's PE ratio (at the highest range of 13.15 times) represents the premium attached to the shares in respect of the Proposed Acquisition of Silverstone as AMB is proposing to acquire the entire equity interest in Silverstone.

In comparing the value of Silverstone based on DMIB's PE ratio of 13.15 times and the audited EPS of Silverstone of RM0.04 for the FYE 30 June 2002 against the purchase consideration of RM1.25 per Silverstone Share, we noted a premium of RM0.72 attached to the value of each Silverstone Share acquired.

(f) Price/NTA ratio

A comparison of the Price/NTA ratio of DMIB to the Price/NTA of Silverstone of 0.98 times based on the valuation of RM1.25 per Silverstone Share and the audited consolidated NTA per Silverstone Share of RM1.28 (after adjustment for Principal Waived) as at 30 June 2002 are illustrated below:

- **Based on audited NTA of DMIB as at 30 June 2002**

	RM	**Price/ NTA ratio (times)**	**Premium/ (discount) of 0.98 times over/ (to) Price/NTA ratio of DMIB (%)**
Audited NTA per share as at 30 June 2002	1.04	N/A	N/A
Closing market price based on year's (2002) high	1.71	1.64	(40.24)
Closing market price based on year's (2002) low	0.81	0.78	25.64
Closing market price per share on 6 January 2003*	1.31	1.26	(22.22)

(Source: The Star dated 7 January 2003, DMIB Annual Report 2002 and Yahoo Finance historical quotes)

* *Being the latest practicable date prior to the printing of this IAC*

The Price/NTA of Silverstone of 0.98 times falls within the range of the Price/NTA of DMIB which range from 0.78 to 1.64 times.

Based on the foregoing, the valuation of Silverstone based on the estimated NTA of Silverstone as at 31 December 2001 and after taking into account the relevant Principal Waived for the Inter-PLC Debt owing by the ACB Group to Silverstone, appears to be fair and reasonable.

(g) Silverstone Sub-Bond

The future cash flows of Silverstone are proposed to be up-streamed to AMB, by an issuance of Silverstone Sub-Bonds by Silverstone to AMB in consideration for an equivalent amount of inter-company balance owing by AMB to Silverstone.

The Silverstone Sub-Bond is subject to an interest of 1.0% per annum and will be redeemed over seven years commencing from 31 December 2005 which will be determined at the relevant repayment time based on Silverstone's projected available cashflows. In consideration for Silverstone Sub-Bond, the equivalent entry will be made in Silverstone's books to reflect an amount due from AMB. No settlement of this amount due from AMB is projected up to year ending 30 June 2004. Notwithstanding this, no provision has been made as the Directors of Silverstone are confident that the amount will be recoverable. The interest charged on the amount due from AMB will be equivalent to the effective yield of Silverstone Sub-Bond.

The Silverstone Sub-Bond to be subscribed by AMB is a form of security over Silverstone's projected cashflows which will be up-streamed to AMB to support the redemption obligation of AMB Bonds and consolidated rescheduled USD debt issue.

The Silverstone Sub-Bond will not burden AMB financially as no upfront cash outlay is expected from AMB. Pursuant to the Proposed Acquisition of Silverstone, Silverstone will become a wholly-owned subsidiary of AMB. Thus, at the group level, these inter-company transactions will be eliminated.

4.2.3 *Restructuring scheme in the Silverstone Group*

Silverstone had undertaken a debt restructuring exercise involving 10 financial institutions to restructure and reschedule the repayment of its unsecured working capital facilities and debts totaling RM148.1 million. The debt restructuring exercise has been completed upon the signing of the master restructuring agreement on 22 December 2000.

Based on the audited accounts of Silverstone as at 30 June 2002, ACB owes Silverstone an amount of approximately RM43 million. The recoverability of this amount owing from ACB to Silverstone is dependent on the successful implementation of the corporate and debt restructuring exercises undertaken by the ACB Group. The ACB Group had obtained the approvals of their Scheme Creditors for the scheme of arrangement for the settlement of the debts owing to the scheme creditors to facilitate the Proposed GWRS at the court-convened meetings held on 16 September 2002, 18 September 2002 and 25 September 2002.

Pursuant to the Proposed AMB Scheme, an amount of RM40 million owing by the ACB Group to Silverstone and which forms part of the net Inter-PLC Debt owing by the ACB Group to the AMB Group of RM124.62 million will be settled through AMB's proposed settlement of Inter-PLC Debt with the ACB Group, detailed in Section 2.3.1 above. The remaining approximate amount RM3 million will represent part of the principal to be waived.

4.2.4 *Satisfaction of purchase consideration for the Proposed Acquisition of Silverstone*

The purchase consideration of RM255.68 million for the Proposed Acquisition of Silverstone is proposed to be satisfied via the issuance of 240.14 million new AMB Shares (based on the pricing basis as detailed in Section 2.4.1) and the remaining consideration of RM6.82 million would be satisfied by netting off the amount payable against the existing inter-company debt owing by the LCB Group to the AMB Group of RM8.0 million. The issuance of new AMB Shares as part settlement for the Proposed Acquisition of Silverstone will not burden AMB financially.

4.3 Evaluation of the Proposed Divestment of Avenel

4.3.1 Rationale of the Proposed Divestment of Avenel

Avenel is principally an investment holding company with 83.70% equity interest in Posim. The Proposed Divestment of Avenel is an integral part of an overall proposal to recognise the obligations of AMB and LLB under the shareholders' undertakings and indemnities. In addition, the Proposed Divestment of Avenel would streamline the shareholding structure of Avenel, prior to the proposed disposal by Avenel of its entire 83.7% equity interest in Posim (Avenel's principal asset) to the LLB Group under the Proposed Corporate Restructuring Exercise for the LLB Group, which in turn forms an integral part of the Proposed GWRS. The aforesaid disposal is expected to be completed in the first quarter of 2003.

The AMB Group has been identified to focus on the motor vehicle, motorcycle and tyre businesses in Malaysia. In Malaysia, Lion Suzuki Motor and LSM hold the distributorship licence to Suzuki brand 4-wheel drive and commercial vehicles and motorcycles respectively. Hence, all other assets and businesses within the AMB Group including the Avenel Group which is no longer complementary or synergistic to the core business of the AMB Group would be considered for divestment.

4.3.2 Payment for the Proposed Divestment of Avenel

The proposed payment of RM80.63 million represents AMB's share of 20% of Avenel unaudited estimated net liabilities as at 31 December 2001 after restating Avenel's cost of investment in Posim (which in turn was arrived at based on a DCF valuation of the future cash flows of SFI, the principal asset of Posim, plus the net value of Posim's residual assets) as follows:

	RM'000
Posim's share of 97.78% [1] of the value of SFI [2]	499,663
Unaudited net asset value of Posim's residual assets (excluding SFI) [3]	97,000
Adjusted cost of investment in Posim (A)	596,663
Avenel's share of 83.70%[4] of adjusted cost of investment in Posim (83.70% x (A))	499,417
Less : Avenel's debts for which undertakings have been given by AMB, LLB and ACB [5]	(987,600)
Avenel's estimated unaudited net liabilities as at 31 December 2001 (B)	(488,183)
AMB's share of 20% of Avenel's unaudited estimated net liabilities as at 31 December 2001 (20% x (B))	(97,637)
Less : Indemnity payment made by AMB directly to Security Providers	17,010
	(80,627)

1. *As at 25 November 2002, Posim holds 752.53 million ordinary shares of RM1.00 each and 7,525.32 million ordinary shares of RM0.10 each in SFI (representing 97.78% of the share capital of SFI collectively).*

2. *The value of SFI is estimated to be RM511.01 million, which was arrived at based on the discounted cash flow method, by discounting the future cash flow projections of SFI for a 11-year period from 2001 to 2011 (inclusive of an assumed terminal value of RM112 million) at a rate of 14.3% and after netting-off SFI's unaudited outstanding debts as at 31 July 2001 of RM20.27 million. The aforesaid cash flow projections of SFI were determined by your Board after due and careful enquiry, taking into consideration the prevailing and expected demand and market conditions over the time horizon, whilst the discount rate of 14.3% was negotiated on a willing buyer-willing seller basis after taking into consideration, inter alia, betas of comparable companies listed on the KLSE, risk free rate of Malaysian Government Securities and the market rate of return (ie. the average simple annual return of the KLSE Composite Index). The terminal value of RM112 million was arrived at by your Board based on its estimation of the value of the business and having regard to the projected maintainable cash flow at that point in time.*

3. *Represents the estimated unaudited net asset value of Posim's residual assets (excluding SFI) as at 30 June 2001 (after adjusting for the relevant Principal Waived by Posim of RM13 million in relation to the Inter-PLC Debt owing by the ACB Group to Posim).*

4. *As at 25 November 2002, Avenel holds 170,097,271 ordinary shares of RM1.00 each in Posim, representing 83.70% of the share capital of Posim.*

5. *Avenel's debt of RM987.6 million was based on the adjusted unaudited management accounts as at 31 December 2001. At present, AMB is a 20% shareholder of Avenel and has given undertakings and indemnities, up to the proportion of its shareholding to provide sufficient funds to Avenel in order that Avenel can repay its loans. Simultaneous with the Proposed Divestment of Avenel, AMB's obligation under the shareholders' undertaking and indemnity is deemed to be crystallised up to its 20% share in the unaudited estimated net liabilities of Avenel. This results in a net amount owing by AMB to ACB upon the Proposed Divestment of Avenel. Accordingly, AMB will be discharged of its obligations under the shareholders' undertaking and indemnity upon completion of the Proposed Divestment of Avenel. Please refer to Appendix I of the IAC for further information on the abovementioned undertakings and indemnities.*

Based on the audited accounts of Avenel as at 30 June 2002, Avenel recorded a consolidated NTL and NTL of RM445.78 million and RM1,096.26 million respectively.

Avenel currently holds 146 million deferred shares of RM1.00 each in SFI. In the event the deferred shares in SFI are redeemed, the proceeds would be distributed pro-rata among the existing shareholders of Avenel, namely LLB, AMB and ACB. The repayment of the RM146 million deferred shares will only be made in the event of winding up of SFI. A letter of undertaking has been provided by ACB to AMB and LLB, whereby ACB will undertake to repay to AMB and LLB, RM29.2 million and RM36.5 million respectively if there is redemption of the RM146 million deferred shares.

The valuation of Posim at RM596.66 million over 203.22 million Posim Shares translates to a valuation of RM2.94 per Posim Share.

In evaluating the reasonableness of the payment consideration for the Proposed Divestment of Avenel, we have taken into consideration the following:

(a) Market Prices

A comparison of the closing and three (3) month weighted average market prices of Posim to the valuation of RM2.94 per Posim Share are illustrated below:

	RM	Premium/(discount) of RM2.94 over/(to) market prices of Posim Shares (%)
Closing market price on 2 October 2002	1.58	86.08
Three (3) month weighted average market price up to 2 October 2002	1.76	67.05
Closing market price on 6 January 2003*	1.57	87.26

(Source : The Star dated 3 October 2002 and 7 January 2003, Bloomberg)

* *Based on the latest practicable date prior to the printing of this IAC*

As shown in the table above, the valuation of RM2.94 per Posim Share represents a significant premium over the market prices quoted above.

(b) Indirect Interest of AMB in Posim and SFI

AMB has only an indirect interest in Posim via its 20% interest in Avenel, a company which is unlisted and has an audited shareholders' deficit of RM356.46 million as at 30 June 2002 as well as total borrowings of approximately RM857.67 million as at that date. Consequently, AMB may not have significant influence in the overall management and direction of Posim and SFI while at the same time, AMB is financially exposed via its obligations under the undertakings and indemnities, up to the proportion of its 20% shareholding in Avenel, to repay Avenel's loans of RM987.60 million, based on the adjusted unaudited management accounts as at 31 December 2001.

In addition, approximately 161 million of Posim Shares, representing 95% of total Posim Shares held by Avenel as at 30 June 2002 have been pledged to certain financial institutions for credit facilities provided to Avenel. In the event that the financial institutions foreclose on the Posim Shares pledged, the realisable value of Posim Shares may be below the valuation of RM2.94 per Posim Share based on the three (3) month weighted average market price up to 2 October 2002 of RM1.76 and the current share price of RM1.57 per Posim Share as at 6 January 2003.

The Proposed Divestment of Avenel will enable the AMB Group to discharge the above said obligations under the undertakings and indemnities.

The Proposed Divestment of Avenel is also part of the Proposed AMB Scheme which is designed to enable the Group to continue operations on a going concern basis and in the long term, to regain a position of profitability. In the event that the Proposed AMB Scheme is unsuccessful, AMB indirectly through Avenel, may be forced to liquidate its assets including Posim at a value lower than RM2.94 per Posim Share due to forced selling.

(c) Audited NTA of Posim as at 30 June 2002

The audited consolidated NTA of Posim as at 30 June 2002 is as follows:

	RM'million
Net Assets	1,526.74
Less: Intangible Assets	(201.91)
Less: Principal Waived *	-
NTA	1,324.83
No. of Posim Shares ('million)	203.22
NTA per Posim Share (RM)	6.52

* *Principal Waived by Posim for Inter-PLC Debt owing by the ACB Group to Posim pursuant to the Proposed GWRS.*

(Source : Audited accounts of Posim as at 30 June 2002)

The valuation of RM2.94 per Posim Share represents a discount of 54.9% to the audited consolidated NTA per Posim Share as at 30 June 2002 of RM6.52.

(d) Unaudited NTA of Posim as at 30 September 2002

The unaudited consolidated NTA of Posim as at 30 September 2002 is as follows:

	RM'million
Net Assets	1,534.82
Less: Intangible Assets	(199.37)
Less: Principal Waived*	-
NTA	1,335.45
No. of Posim Shares ('million)	203.22
NTA per Posim Share (RM)	6.57

* *Principal Waived by Posim for Inter-PLC Debt owing by the ACB Group to Posim pursuant to the Proposed GWRS.*

(Source : Announced unaudited accounts of Posim as at 30 September 2002)

The valuation of RM2.94 per Posim Share represents a discount of 55.25% to the unaudited consolidated NTA per Posim Share (after adjustment for Principal Waived) as at 30 September 2002 of RM6.57.

Although the unaudited consolidated NTA per Posim Share (after adjustment for Principal Waived) of RM6.57 is above the valuation of RM2.94 per Posim Share, the consolidated NTA per Posim Share may not necessarily represent the ultimate realisable value of the assets of Posim which is dependent on the price and timing of the assets disposal.

In addition, as AMB is a non-controlling shareholder of Posim in view of its 16.74% effective interest in Posim, it may be difficult to attach a price to Posim in disposing of the 20% interest in Avenel.

(e) Net PE ratio

We have made a comparison of the PE ratios of other companies listed on the KLSE which are involved in businesses similar to the Posim Group to provide an indication of their PE ratio range for illustrative purposes. Ta Ann Holdings Berhad ("Ta Ann"), Aikbee Resources Berhad ("Aikbee") and WTK Holdings Berhad ("WTK") are principally engaged in manufacturing plywood, logging and saw milling activities. Ta Ann and WTK are listed on the Main Board of the KLSE, while Aikbee is listed on the Second Board of the KLSE.

We are not able to compare the PE ratios of the aforementioned companies to Posim's PE ratio based on the results for the FYE 30 June 2002 as the Posim Group incurred a LATMI of RM0.38 million or loss per share of 0.20 sen for the FYE 30 June 2002. Therefore, for illustrative purposes, we have computed the PE ratio for Posim based on the audited net consolidated EPS of Posim for the FYE 30 June 2001.

The valuation of RM2.94 per Posim Share represents a PE ratio of 19.6 times based on the audited net consolidated EPS of Posim of RM0.15 for the FYE 30 June 2001.

The comparison of the PE ratios is illustrated below:

Company	**Closing market price RM**	**EPS RM**	**PE ratio * Times**	**Premium/(discount) of 19.6 times over/(to) PE ratio of similar companies (%)**
Ta Ann	6.00	0.48	12.50	56.80
Aikbee	0.93	0.16	5.81	237.35
WTK	4.84	0.20	24.20	(19.01)

* *PE ratios are computed based on the closing market prices on 6 January 2003 over the latest audited results of the respective companies for the FYE 31 December 2001.*

(Source: The Star dated 7 January 2003)

Based on the above, the sale consideration of Posim is transacted within the range of PE ratios of the companies stated above from 5.81 to 24.20 times. However, there are significant differences between Posim and the companies noted above in terms of the diversity of the respective businesses, financial strength and size of business, which may lead to inappropriate absolute comparison with Posim's PE ratio.

(f) Price/NTA ratio

A comparison of the Price/NTA ratio of other companies listed on the KLSE which are involved in businesses similar to the Posim Group is made to the Price/NTA of Posim of 0.45 times based on a valuation of RM2.94 per Posim Share and the audited consolidated NTA per Posim Share as at 30 June 2002 of RM6.52 (after adjustment for Principal Waived) to provide an indication of the Price/NTA ratio range for illustrative purposes as follows:

	RM	**Price/ NTA ratio (times)**	**Premium/ (discount) of 0.45 times over/ (to) Price/NTA ratio of similar companies (%)**
Ta Ann Holdings Berhad			
Latest unaudited NTA per share as at 31 December 2001	2.79	N/A	N/A
Closing market price per share on 6 January 2003*	6.00	2.15	(79.07)
Aikbee Resources Berhad			
Latest unaudited NTA per share as at 31 December 2001	1.89	N/A	N/A
Closing market price per share on 6 January 2003*	0.93	0.49	(8.16)
WTK Holdings Berhad			
Latest unaudited NTA per share as at 31 December 2001	3.71	N/A	N/A
Closing market price per share on 6 January 2003*	4.84	1.30	(65.38)

(Source: The Star dated 3 October 2002 and 7 January 2003)

* *Being the latest practicable date prior to the printing of this IAC*

Based on the above, the sale consideration of Posim appears to be transacted generally at a discount to the Price/NTA of the companies stated above. However, there are significant differences between Posim and the companies noted above in terms of the diversity of the respective businesses, financial strength and size of business, which may lead to inappropriate absolute comparison with Posim's Price/NTA ratio.

(g) Valuation of SFI

As stated earlier, the principal asset of Posim is SFI, in which Posim has a 97.78% interest in the ordinary shares in SFI. SFI holds two timber licenses which give the company the right to fell, convert and extract timber from 289,000 hectares of forest land located in the Sipitang, Beaufort and Tenom districts in Sabah. The duration of the concession is 99 years expiring on 31 December 2094.

The deal on the Proposed Divestment of Avenel was struck between AMB and ACB based on amongst other, an internal DCF valuation of SFI.

There has been no independent valuation conducted on SFI. The valuation of SFI of RM511.01 million is based on the DCF method valuation of SFI's future cashflows of RM531.28 million and after setting off SFI debt totaling RM20.27 million as follows:

	RM'million
Total value of SFI based on DCF valuation	531.28
Less : SFI Debts	(20.27)
	511.01

The DCF method valuation was derived from SFI's cashflows over an 11-year period ending 30 June 2011 and a terminal value and discounted at a rate of 14.3%.

The discount rate of 14.3% was negotiated on a willing buyer-willing seller basis, having taken into consideration the interest rates and business risks of the industry. The use of the discount rate to discount the net cashflows reflects the risk associated with SFI and the required rates of return for the risk. We considered the discount rate of 14.3% as applied on the valuation of SFI to be fair and reasonable.

In using the DCF method of valuation, the cashflows of SFI for the 11-year period from 2001 to 2011 which have been prepared by the Directors of the Lion Group were used. The estimated, forecasted and projected cash flows for the FYE 2002, 2003 and 2004, prepared for the purpose of submission to the SC, have been reviewed by the Reporting Accountants.

The cashflow forecast and projections are based on assumptions which are subject to uncertainties and contingencies. Due to the subjective judgements and inherent uncertainties of forecast and projections and because events and circumstances may not occur as expected, there can be no assurance that the forecast and projections will materialise according to the actual results.

As SFI holds a timber concession and is expected to generate a stable stream of cash flows over its concession period, we are of the opinion that the DCF method of valuation on SFI is appropriate.

4.3.3 *Satisfaction of payment for the Proposed Divestment of Avenel*

The payment of RM80.63 million for the Proposed Divestment of Avenel is proposed to be satisfied by AMB via netting off existing Inter-PLC Debt owing by the ACB Group to the AMB Group. The value of Inter-PLC Debt deemed settled via netting off assets shall be RM97.38 million, after taking into account the Cash Yield Adjustment. The detailed explanation on the Cash Yield Adjustment is set out in Appendix XIII of the Circular and an evaluation on the Cash Yield Adjustment is set out in Section 4.5 below.

The netting off of existing Inter-PLC Debt owing by the ACB Group to the AMB Group will not burden AMB financially.

4.3.4 *Overall conclusion on the evaluation of the Proposed Divestment of Avenel*

We have evaluated the reasonableness of the consideration for the Proposed Divestment of Avenel based on a variety of methods as depicted above. Based on our analysis, the valuation of Posim Share is generally at a discount to the audited consolidated NTA per Posim Share as at 30 June 2002 and Price/NTA ratios of the similar companies as stated above. However, the valuation of RM2.94 per Posim Share is substantially higher in comparison with its recent quoted market price of RM1.57 as at 6 January 2003. Overall, the Proposed Divestment of Avenel appears fair and reasonable.

4.4 Evaluation of the Proposed Settlement of Inter-PLC Debts

4.4.1 *Rationale of the Proposed Settlement of Inter-PLC Debts*

Many of the companies in the AMB Group have inter-PLC receivables from other companies in the Lion Group, which represent significant assets to the affected companies in the AMB Group required for the settlement of their own debt with the external lenders.

Pursuant to the Proposed GWRS, a quantum of amount as defined in the formula below, and as set out in Appendix XIII of the Circular in respect of unsecured AMB Scheme Creditors, including inter-PLC creditors, shall be waived.

Principal waived = Outstanding Principal Amount – Reference Principal Amount

For AMB Scheme Creditors, where there is any payment made from 1 July 1999 but prior to the Unconditional Date (both dates inclusive), their Outstanding Principal Amounts shall be subject to a further reduction equivalent to the Further Sum, and therefore their Adjusted Applicable Debts to be settled by an issue of AMB Shares, RCCPS and AMB Bonds or AMB-SPV Consolidated and Rescheduled Debts, as the case may be, shall be reduced by the Further Sum to ensure *pari passu* treatment amongst AMB Scheme Creditors which have received payment in respect of their Outstanding Principal Amounts and which received no payment. Further explanation on the treatment of the Further Sum is set out in Appendix XIII of the Circular.

We have not verified the principal and interest amount outstanding as at 31 December 2001 or the principal amount to be waived in our evaluation. However, as indicated in Section 6.1 of the Circular, the liability of the AMB Group to settle the debts of the AMB Scheme Creditors, including the Inter-PLC Debts, in accordance with the terms of the Proposed Debt Restructuring Exercise is subject to verification and acceptance of the amounts submitted, by the AMB Scheme Creditors in their proof of debts.

The proposed settlement of net Inter-PLC Debt with the ACB Group totaling RM124.62 million via cash payment and issuance of ACB bonds and ACB Shares to AMB will provide a source of cash flow to AMB from the redemption of the ACB Bonds to repay AMB's debt obligations. The proposed settlement with the CPB Group of RM3.0 million will also provide an additional source of cash flow to AMB to meet its financial obligations. The proposed settlement of net Inter-PLC Debt due to the LLB Group totaling RM134.0 million via cash payment and issuance of AMB Bonds, AMB Shares and RCCPS in AMB to LLB is intended to enable the restructured AMB Group to meet its working capital requirements over the tenure of the Proposed AMB Scheme and service its restructured financial obligations as and when they fall due.

Where the settlement of the Inter-PLC Debt involves the set-off against transfer of assets between the PLC Groups, a proposed Cash Yield Adjustment, as detailed in Section 4.5 below, will be effected to reflect the YTM reduction made in the Proposed GWRS.

4.5 Evaluation of the Cash Yield Adjustment

4.5.1 Rationale

One of the key terms of the Proposed GWRS is the pari passu treatment of inter-company debt and unsecured scheme creditors within the Lion Group. All inter-company debt are to be treated equally with all unsecured scheme creditors. In the IM, the ACB Bonds to be received or the bonds to be issued by AMB for inter-company debt due from and to the various PLCs respectively carried a higher YTM compared to the Proposed GWRS as announced on 26 March 2002. The downward revision in the YTM is due to changes in the operating conditions which necessitated such revisions subsequent to the issuance of the IM.

The payment of the portion of the consideration for the Proposed Acquisition of Silverstone by AMB from LCB and Limpahjaya of RM6.82 million and the payment for the Proposed Divestment of Avenel by AMB to ACB of RM80.63 million (equivalent to RM97.38 million after the Cash Yield Adjustment) are to be set-off against amounts due to AMB from LCB and ACB respectively.

This inter-company debt due from LCB and ACB will have to be settled by, inter alia, bonds (which now carry a lower YTM compared to the IM to be issued by the respective companies) in the event that the payment of the said portion of the consideration for the Proposed Acquisition of Silverstone and payment for the Proposed Divestment of Avenel were to be settled by AMB by way of new AMB Shares and/or cash instead of the set-off against outstanding inter-company debt.

The Cash Yield Adjustment is intended to adjust for this "deemed" earlier settlement via the set-off of the consideration for the Proposed Acquisition of Silverstone and Proposed Divestment of Avenel to LCB and Limpahjaya, and ACB respectively. The Cash Yield Adjustment is applied only where settlement of inter-company debt is by way of acquisition and/or disposal of assets within the Lion Group.

No Cash Yield Adjustment is applied where settlement of inter-company debt is by way of issuance of shares, cash and/or RCCPS and the principle is to be applied consistently across the Lion Group.

4.5.2 Basis of arriving at Cash Yield Adjustment factor

The Cash Yield Adjustment factor is arrived at based on the ratio of the NPV of the redemption profile for the unsecured scheme creditors of the respective PLC throughout the tenure of the PLC Bonds based on the higher discounted rate over that of the lower discounted rate. This is illustrated as follows:

$$\text{Cash Yield Adjustment factor} = \frac{\text{NPV @ original YTM of cash redemption profile of PLC Bond}}{\text{NPV @ revised YTM of cash redemption profile of PLC Bond}}$$

The cashflows used in arriving at the Cash Yield Adjustment factor, representing the redemption amount for the unsecured scheme creditors of the respective PLC is based on the projected future cashflows of the PLC Groups for the 10 years ending 31 December 2011 as projected by management of the respective PLC Groups.

4.5.3 *Cash Yield Adjustment factor for settlement of Inter-PLC Debt*

We have summarised below the derivation of the Cash Yield Adjustment factor applicable in respect of the settlement of Inter-PLC Debt owing to AMB by LCB via the Proposed Acquisition of Silverstone and by ACB via the Proposed Divestment of Avenel in the sections below:

Proposed Acquisition of Silverstone

	NPV	
Based on the redemption profile of LCB Class B Bonds		
Cashflows of LCB Class B Bonds @ YTM of 7.75% as per the IM	412.08	(a)
Cashflows of LCB Class B Bonds @ YTM of 5.75%	472.84	(b)

Cash Yield Adjustment factor = (a) / (b)
= 0.871499

Proposed Divestment of Avenel

	NPV	
Based on the redemption profile of ACB Class B and Class C Bonds		
Cashflow of ACB Class B Bonds @ YTM of 7.75% as per the IM	220.00	(a)
Cashflow of ACB Class B Bonds @ YTM of 4.75%	252.95	(b)

Cash Yield Adjustment factor = (a) / (b)
= 0.869749

Cashflow of ACB Class C Bonds @ YTM 7.75% as per the IM	123.31	(a)
Cashflow of ACB Class C Bonds @ YTM 4.75%	161.72	(b)

Cash Yield Adjustment factor = (a) / (b)
= 0.762514

The projected cashflows of LCB Class B Bonds, ACB Class B and Class C Bonds cover a period of 10 years commencing from 31 December 2002 and ending in 31 December 2011.

The estimated recovery rate for AMB via the issuance of ACB Bonds under the 2 classes are as follows:

Class B Bonds	61%
Class C Bonds	39%

The estimated recovery rate of 61% and 39% used in the computation of the Cash Yield Adjustment for settlement of Inter-PLC Debt with ACB was determined by the management of the Lion Group and reviewed by PwC in June/July 1999 for the purpose of the Proposed GWRS to determine the estimated recovery rate to AMB from ACB. Please refer to Appendix VIII of the Circular for details on the basis of estimation of recovery rate.

Therefore, weighted Cash Yield Adjustment factor = [61% * 0.869749] + [39% * 0.762514]
= 0.827928

The Cash Yield Adjustment factor on the settlement of the Inter-PLC Debt owing by ACB has been arrived at after taking into account the percentage of the amount proposed to be settled via the different classes of ACB Bonds, namely the Class B and Class C Bonds, to reflect the different haircut attributable to the 2 classes of Bonds.

4.5.4 Impact of Cash Yield Adjustment on settlement of Inter-PLC Debt

The Cash Yield Adjustment on the settlement of Inter-PLC Debt effectively means that the amount of Inter-PLC Debt owing to AMB and proposed to be settled via netting off the consideration payable by AMB for the Proposed Acquisition of Silverstone and Proposed Divestment of Avenel is higher, and thus the remaining balance owing to AMB to be settled mainly via PLC Bonds and PLC shares will be lower.

Based on the Cash Yield Adjustment factor, the amount of Inter-PLC Debts deemed settled via the purchase consideration arising from the Proposed Acquisition of Silverstone and Proposed Divestment of Avenel and the resulting haircut to AMB are as follows:

	Valuation of Inter-PLC Debt to be settled via transfer of assets RM 'million	**Deemed settlement of amount due from LCB to AMB RM 'million**	**Haircut for YTM reduction RM 'million**
Proposed settlement of Inter-PLC Debts with LCB via Proposed Acquisition of Silverstone	6.82	8.00	1.18

	Valuation of Inter-PLC Debt to be settled via transfer of assets RM 'million	**Deemed settlement of amount due from ACB to AMB RM 'million**	**Haircut for YTM reduction RM 'million**
Proposed settlement of Inter-PLC Debts with ACB via Proposed Divestment of Avenel	80.63	97.38	16.75

We were made to understand that the concept of Cash Yield Adjustment has been applied to the settlement of inter-PLC debt across the Lion Group.

The Inter-PLC Debt owing by CPB to AMB of RM3.0 million will be a cash settlement. The cash payment of RM3.0 million will be made over a period of approximately seven years from 31 December 2001 to 31 December 2007. Thus, the inter-company settlement between AMB and CPB will not be subject to the Cash Yield Adjustment.

4.6 Basis of Issue Price of new AMB Shares, RCCPS of AMB and ACB Shares

(a) AMB Shares

For the Proposed Acquisition of Silverstone, the issue price of the new AMB Shares to be issued to ACB, Umatrac, Posim, LCB, Limpahjaya, DAC and TSWC Group ("Relevant Shareholders") is fixed at RM1.05, which represents 5% premium over the par value of the AMB Shares. However, for illustrative purposes only, the issue price of the new AMB Shares of RM1.05 represents a 218% premium over the theoretical market price of AMB Shares of RM0.33 (calculated based on the weighted average price of AMB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for AMB in accordance with the formula set out in Appendix II of the IAC). The price-fixing date of the AMB Shares has been determined and announced by your Board on 19 July 2002 after the receipt of the SC's approval for the Proposed AMB Scheme. This is in line with the condition imposed by the SC on the issue price of the new AMB Shares to be issued to the Relevant Shareholders at the minimum issue price of RM1.05 each.

For the settlement of the Inter-PLC Debts, the issue price of the AMB Shares to be issued is fixed at RM1.00, which represents the par value of the AMB Shares. However, for illustrative purposes only, the issue price of the new AMB Shares of RM1.00 represents a 203% premium over the theoretical market price of AMB Shares of RM0.33 (calculated based on the weighted average price of AMB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for AMB in accordance with the formula set out in Appendix II of the IAC). The price-fixing date of the AMB Shares has been determined and announced by your Board on 19 July 2002 after the receipt of the SC's approval for the Proposed AMB Scheme.

(b) RCCPS of AMB

The RCCPS shall be issued at an issue price of RM1.00 each, which represents the par value of the AMB Shares and the issue price of the new AMB Shares to be issued to the AMB Group FI Lenders under the Proposed Debt Restructuring Exercise for the AMB Group. Meanwhile, the conversion price of the RCCPS is fixed at RM1.10 per AMB Share, which represents a 10% premium to the issue price of the new AMB Shares to be issued to the AMB Group FI Lenders of RM1.00.

The 10% premium to be attached in arriving at the conversion price of the RCCPS is to be consistently applied to the RCCPS issued to the Scheme Creditors within the AMB Group. The premium to be attached on the conversion price of RCCPS for the proposed settlement of net Inter-PLC Debt due to the LLB Group is beneficial to the shareholders as the quantum of new AMB Shares upon conversion of the RCCPS, to be issued to LLB and accordingly, the percentage shareholdings of LLB in AMB, will be lower relative to the interests' shareholdings.

The RCCPS to be issued for the settlement of Inter-PLC Debts shall have the same governing terms and conditions with the RCCPS to be issued to the AMB Group FI Lenders under the Proposed Debt Restructuring Exercise for the AMB Group. Please refer to Appendix XI of the Circular for a summary of the principal terms and conditions of the RCCPS.

(c) ACB Shares

The issue price of the ACB Shares to be issued as consideration for the settlement of the Inter-PLC Debts owing by the ACB Group to the AMB Group is fixed at RM1.00 each, which represents the par value of ACB Shares. However, for illustrative purposes only, the issue price of the new ACB Shares of RM1.00 each represents a 109% premium over the theoretical market price of the ACB Shares of RM0.4788 (calculated based on the weighted average price of ACB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for ACB). The price-fixing date of the ACB Shares has been determined and announced by the Directors of ACB on 19 July 2002 after the receipt of the SC's approval for the Proposed GWRS.

The pricing basis for the issue price of the ACB Shares to be issued to AMB is the same as to the Scheme Creditors of ACB. Similar to the pricing for new AMB Shares to be issued for the Proposed Settlement of Inter-PLC Debt, no premium over the par value of ACB Shares will be attached to the new ACB Shares issued for AMB Group's proposed settlement of net Inter-PLC Debt with the ACB Group.

4.7 Financial effects of the Proposed AMB Scheme (Extracted from the Circular)

4.7.1 Share capital

The effects of the Proposed AMB Scheme on the issued and paid-up share capital of AMB are as follows:

	RM'000	RM'000
Existing as at 25 November 2002		147,451
Proposed Capital Reconstruction for AMB		(103,216)
		44,235
AMB Shares to be issued pursuant to the Proposed AMB Scheme		
- Debt equity conversion	32,237	
- Equity-kicker	21,920	
- Proposed Acquisition of Silverstone	240,143	294,300
		338,535
AMB Shares to be issued assuming full conversion of RCCPS*		29,306
Enlarged issued and fully paid-up share capital**		367,841

* *For illustrative purposes, assuming that the 32.24 million RCCPS to be issued to the Unsecured AMB Scheme Creditors are fully converted into AMB Shares at a conversion price of RM1.10 per AMB Share.*

** *AMB established an ESOS on 16 May 2000 for up to 10% of the issued and paid up capital of AMB. Based on the above enlarged issued and paid up capital of AMB, AMB may issue up to 36.78 million ESOS after the Proposed AMB Scheme assuming full conversion of the RCCPS. As at 25 November 2002, there is a total outstanding ESOS of 335,000 in AMB which may be exercised into new AMB Shares by the ESOS holders at an exercise price of RM1.00 per AMB Share.*

4.7.2 *Proforma consolidated NTA*

The proforma effects of the Proposals on the NTA of the AMB Group based on the audited accounts as at 30 June 2002 are summarised below:

			← After the Proposals →	
	Audited as at 30 June 2002	**After Proposed Capital Reconstruction for AMB**	**(I) After the Proposed Acquisition of Silverstone and Proposed Divestment of Avenel**	**(II) After the Proposed Settlement of Inter-PLC Debts and (I)**
(NTL)/ NTA (RM'000)	(207,076)	(207,076)	70,618	106,967
No. of issued and paid- up AMB Shares ('000)	147,451	44,235	284,378	295,727
(NTL)/ NTA per AMB Share (RM)	(1.40)	(4.68)	0.25	0.36

The proforma consolidated balance sheets together with the Auditor's letter of AMB are set out in Appendix VI of the Circular.

As shown above, the proforma consolidated NTA per AMB Share is expected to improve from a NTL per AMB Share of RM1.40 as at 30 June 2002 to a NTA per AMB Share of RM0.36 after the Proposals.

4.7.3 *Earnings and Dividends*

The Proposed AMB Scheme is envisaged to provide AMB Scheme Companies with the financial ability to enable them to continue operations on a going-concern basis and to meet their financial obligations to the AMB Scheme Creditors over a period of time. With the debts of the AMB Scheme Companies restructured, the management of the AMB Group would be in a position to focus on creating value for shareholders.

Barring unforeseen circumstances and assuming the Proposed GWRS is completed in the first quarter of 2003, the profit/loss forecast of the AMB Group before and after the Proposed GWRS for the FYE 30 June 2003 would be as follows:

	Before the Proposed GWRS RM'000	After the Proposed GWRS RM'000
Consolidated PBT/(LBT)	(51,402)	125,602
Taxation	(924)	(3,538)
Consolidated PAT/(LAT)	(52,326)	122,064
MI	19,967	19,967
PATMI/(LATMI)	(32,359)	142,031
Weighted average number of shares in issue ('000)	147,451	215,910
Net EPS/(LPS) (RM)	(0.22)	0.66

The consolidated profit/loss forecast of AMB for the FYE 30 June 2003 together with the principal bases and assumptions and the Reporting Accountants' letters thereon are set out in Appendix V of the Circular.

For the FYE 30 June 2002, AMB did not declare any dividend. Your Board does not expect the Company to propose any dividend for the FYE 30 June 2003.

4.7.4 Gearing

The effects of the Proposals on the proforma gearing of the AMB Group based on the audited accounts as at 30 June 2002 are as follows:

			← After the Proposals →	
	Audited as at 30 June 2002	After Proposed Capital Reconstruction for AMB	(I) After the Proposed Acquisition of Silverstone and Proposed Divestment of Avenel	(II) After the Proposed Settlement of Inter-PLC Debts and (I)
Total borrowings (RM'000)	1,056,538	1,056,538	1,157,507	1,273,458
Shareholders' funds (RM'000)	(191,004)	(191,004)	86,690	129,739
Gearing (times)	NM	NM	13.4	9.8

Note: NM Not meaningful due to negative shareholders' fund

4.8 Future prospects of the Silverstone Group

4.8.1 The global economy

According to the Economic Report 2003, a more promising global outlook is expected in 2003, with projections for growth in most regions to be more certain and stronger while unemployment is expected to be lower. The world trade is anticipated to expand by 6.6% (2002: 2.5%), driving world growth to 3.7% (2002: 2.8%).

However, the optimistic outlook is subject to certain downside risks such as the revelations of corporate and accounting malpractices in the U.S., which slumped the equities market and the recent terrorist attacks as well as the possibility of war between the U.S. and Iraq which deteriorated investor and consumer's confidence. Coupled with these uncertainties, the global recovery moderated somewhat for the second half of 2002.

Notwithstanding the risks, world growth is projected to be intact with the continuation of an easy monetary policy and swift government regulatory measures to improve corporate governance and accountability which helped to arrest further declines in sentiments. The balance of indicators suggests continued global growth, but at a slow rate than earlier expected.

(Source: Economic Report 2003)

At present, China's strong economic performance is expected to continue in view of its attractive domestic market and the positive impact of its accession into the World Trade Organisation. China's economic growth plays an important role in the region's stability as the East Asian countries can no longer depend on their traditional trade partners, Japan and the U.S. in light of the current economic volatility in the aforementioned countries. China's strong growth is expected to be a catalyst for higher growth in the East Asian region, where intra-regional trade is becoming increasingly important.

(Source: The Edge Daily article dated 20 September 2002 and 7 October 2002]

Given the strong macroeconomic fundamentals and policies in place, coupled with strengthened financial and corporate sectors, East Asia is expected to record high growth, emerging as a vibrant and dynamic region with vast potential.

(Source: Economic Report 2003)

The Asia-Pacific Economic Cooperation ("APEC") region with its strong growth potential is expected to lead the global recovery this time. Major institutions forecast that the APEC economy as a whole would accelerate the pace of recovery and grow at a rate of over 3.0% in 2002 and 4.0% in 2003.

(Source: APEC outlook 2002)

4.8.2 *The Malaysian economy*

The Malaysian economy entered 2002 on a stronger footing, after recovery from a downturn experienced in the last two quarters of 2001. The Malaysian economy, with the stronger macroeconomic fundamentals already in place and complemented by more resilient corporate and financial sectors, is poised to benefit from the much-improved global economy environment projected for 2003. Output expansion is anticipated in all sectors of the economy, with GDP growth envisaged to chalk 6.0% to 6.5%, arising from a broader based economy with growth emanating from a more pronounced role of a revitalised and dynamic private sector.

(Source: Economic Report 2003)

The Malaysian Institute of Economic Research ("MIER") has revised its GDP forecast for 2002 which was targeted at 4.5% to 4% due to the slowing down of the U.S. economy, weak financial market and rising risk of war between the U.S. and Iraq. The MIER has maintained the GDP growth forecast for 2003 at 5.7% in the belief that there would be a better external environment, a healthier private sector and continuing expansionary fiscal and accommodative monetary policies.

(Source: The Star article dated 24 October 2002)

Despite external uncertainties, Malaysia's domestic economy is resilient and has the ability to withstand an export and foreign direct investment slowdown, according to DBS Vickers, a leading regional securities firm. The securities firm explained that a "robust domestic economy" with private expenditure, accounting for nearly 60% of GDP, would be able to off-set an external sector slowdown and continue to be the main economy driver in Malaysia.

(Source: The Star online dated 9 November 2002)

4.8.3 *Automotive and tyre industry*

The restructured AMB Group would focus on automotive activities in Malaysia and tyres manufacturing, sales and distribution activities both domestically and globally.

Automotive Industry

Industry consultants are of the view that Asia will drive the industry for the next few years despite the declining sales in North America and Europe. The total forecasted vehicle sales in Asia in year 2003 is 12.87 million units which represents a 1.2% growth from year 2002 to 2003. By 2010, China is slated to become the biggest market in Asian region. The outlook for the automotive industry in Asian region is generally bright in the long term. However, car dealers are expecting a softer market in 2003 and 2004 in the run-up to the AFTA.

(Source: Autopolis's Asian market reports dated 14 October 2002 and The Star online dated 28 September 2002)

With overall economic activities anticipated to gain momentum in 2003, driven by a more entrenched world economic recovery as well as a firm and positive role of the private sector in generating growth, domestic demand (excluding changes in stocks) in real terms is expected to continue to increase strongly by 7.3% (2002: 4.8%). Private sector expenditure is envisaged to lead domestic economic activities by contributing significantly as much as 5.4% to GDP growth (2002: 3%). In tandem with the anticipated higher private consumption, consumer spending on passenger car is envisaged to grow.

The brisk sales of motor vehicles in 2001 continued in 2002. Total vehicle sales in the first six months increased strongly by 20.3% compared to the same period in 2001. Most notably, sales of commercial vehicles registered a robust growth of 22.7%, reflecting improved business confidence. Sales of passenger cars continued its double-digit growth of 19.9%. These trends are expected to continue as the year progresses, fuelled by higher demand arising from improved consumer confidence.

(Source: Economic Report 2003)

In addition to the ease and attractiveness of end financing and higher private disposable income to encourage spending, the positive outlook for the domestic automotive industry is also supported by the following reasons:

- The Malaysian government promoting the "Buy Malaysian" campaign to reduce imports and increase exports in order to strengthen the balance of trade of the country;

- The continued low interest rate regime and attractive packages offered by competing motor retailers;

- The growth and spread of urbanisation within the country will pressure the demand for transportation;

- Leisure in association with affluence and the completion of new highways in the nation has encouraged more travelling and tourism which will generate increased demand for vehicles and hence tyres; and

- The stable political and economic climate together with attractive investment policies in Malaysia has encouraged more foreign investment and also the growth of small and medium sized industries in the country. Such investments and growth will fuel the demand for vehicles and transportation; and

- The high import licences and high import duties controls imposed by the Malaysian Government on all imports of used vehicles, especially luxury vehicles, continue to hinder the inflow of such vehicles and encourage the purchase of more affordable locally made vehicles. However, these will be subjected to the forthcoming implementation of AFTA and its associated policies.

(Sources : Silverstone management, British High Commission December 2001 summary on the Malaysian Automative Industry, Economic Report 2001/2002/2003)

Tyre industry

The positive developments in the automotive industry augur well for the domestic tyre industry. With increasing number of new passenger cars, the tyre industry is expected to stage a higher growth for the rest of year 2002.

Where growth in the tyre industry mirrors opportunities and expansionary potential, the growing efficiency and cost realities will present stiff challenges for the domestic market players amidst an inevitable AFTA and World Trade Organisation ("WTO") driven global economy. Trade liberalisation arising from the implementation of trade agreements such as AFTA has increased the competitiveness of the international tyre industry as the implementation of these agreements will reduce existing trade barriers and eventually allow the penetration of new markets.

In addition, competition from other lower cost producing countries such as China has and will continue to impact both the export and domestic markets.

Another area of concern pertinent to the import of tyres are the issues of under-declaration of imports and the rising imports of second hand tyres, including those brought indiscriminately into Malaysia. These matters have the potential impact of stifling growth whilst undermining the quality of tyres produced by local tyre manufacturers.

(Source: The Star dated 12 April 2002)

Notwithstanding the increased liberalisation from AFTA, Malaysia also had much to gain from the AFTA owing to the country's relatively more developed economy. According to DBS Vickers, a leading regional securities firm, liberalisation tends to benefit more advanced countries, which are able to reap the benefits of more open markets due to their greater expertise and resources. Liberalisation from AFTA will also provide the industry a gateway to bigger markets.

(Sources : DMIB annual report 2001, Monthly Manufacturing Statistics, Department of Statistics, Malaysia, The Star dated 12 April 2002 and 9 November 2002, Economic Report 2003 and Silverstone Management)

4.8.4 *Future prospects of the Silverstone Group*

In view of the growing competitiveness of the tyre industry as mentioned in the foregoing section, Silverstone's strategy has been to maintain its current domestic market position whilst increasing its penetration into the overseas and new markets. At present, Silverstone has a domestic market share of approximately 22%. Their portion of export sales is currently about 18%. Export sales are expected to increase to 20% with aggressive promotion.

(Source: Silverstone Management)

Recently, Silverstone took the decision to enter into tyre retreading through its subsidiary company Pine Castle Sdn Bhd ("Pine Castle"). This is to complement Silverstone's main business, by creating a strong demand for the casings of the truck/bus tyres, which in turn will enhance the sales value of the new tyres. Silverstone is initially targeting the commercial vehicle tyre market, such as trucks and buses. Start-up costs amounting to RM10 million have been incurred. Pine Castle commenced commercial operation in the first quarter of 1999. Based on the audited accounts of Pine Castle as at 30 June 2002, the audited NTL of Pine Castle is RM6.14 million whilst Pine Castle incurred a loss before tax of RM1.93 million for the year ended 30 June 2002.

Due emphasis is being placed by Silverstone on its marketing strategies to improve export and domestic sales which include the following :-

(a) New export markets

Silverstone has successfully penetrated and expanded into countries such as Tunisia, Liberia, Mauritius, Chile, Jordan, Bangladesh, Qatar, Greece, Japan, Eastern Europe countries and recently, Thailand and China. These new markets will provide global avenues for Silverstone to improve its turnover and profitability.

(b) New market segments

To support Silverstone's strategy in high value added products, Silverstone has focused its resources on quick development and marketing of the higher end products for low profile, four wheel drive and steel king tyres.

As part of Silverstone's global expansion plans and to increase its product range to capture greater market share, Silverstone has successfully implemented in year 2000 and sold winter tyres to meet the needs of its consumers from the temperate countries, especially in Europe. The winter tyres are marketed under the brandname SNOWBLITZ 100, which come with different sizes such as 175/70R13, 175/65R14, 185/70R14, 185/65R15 and 195/65R15. The introduction of regulations by the various temperate countries on the use of winter tyres during winter fits well with Silverstone's marketing strategies.

(c) Network development and expansion.

Silverstone has set up various outlets to market its low profile, rally competition and four wheel drive tyres. These outlets are identified as High Performance Tyre Centre, Silverstone International Motorsports Centre and the Silverstone 4X4 Centre. These outlets were initially set up in the United Kingdom and have subsequently spread to countries like Australia, New Zealand and Malaysia. These centres are intended to enhance Silverstone's brand image building.

In line with Silverstone's broad based policy on its distribution network, a dealership expansion plan was implemented last year. As a result, the total dealer accounts have increased by 63% from 801 in 1987 to 1,306 in 2002.

(Source : Silverstone Management)

4.8.5 Conclusion of the Silverstone Group future prospects

With the demand for motor vehicles continuing to grow, a corresponding growth is expected for the tyre industry. Amongst others, the lower interest rates, ease in end financing and intensive promotional activities by car dealers are factors which are expected to stimulate further sales in efforts to maintain this growth amidst increasing competitive pressures from import duty reductions for tyres from ASEAN countries and the impending implementation of AFTA.

Silverstone is expected to benefit from the following :

- expansion of its distribution and dealership networks;
- growth in export sales with aggressive marketing and competitive pricing;
- research and development, which involves 50 research and development staff. Silverstone has budgeted research and development cost for year 2002/2003 to be approximately RM1.63 million; and

  (Source: Silverstone Management)
- measures by the government to stimulate private consumption by raising the level of private disposable income.

Overall, the future prospects of Silverstone appears promising in the medium to longer term in line with the expected economic recovery and the growth of the tyre industry in Asia and domestically, subject to management's ability to ensure that Silverstone remains competitive with the onset of AFTA and the escalating influx of imported second hand tyres penetrating the domestic market.

4.9 Risk factors

The minority shareholders should consider the following risk factors (which may not be exhaustive) in addition to other information contained in this IAC herein, before voting on the resolutions pertaining to the Proposals:

4.9.1 Economic and business risks

(a) Political and economic conditions

Adverse development in political, economic and regulatory conditions in Malaysia and elsewhere could materially and adversely affect the financial and business prospects of the AMB Group. Other political and economic uncertainties include risks of wars, appropriations, nationalism, method of taxation, inflation, interest rate risks and foreign exchange risks.

The AMB Group is subject to foreign exchange risks which originate from export and import activities and relate to prices of certain raw materials that are denominated in foreign currency. The Group is also subject to interest rate risks which may lead to higher financing costs which would discourage consumer, corporate and public sector spending.

(b) Industry perspective and future prospects

The AMB Group is subject to certain inherent risks in the respective industry it is involved in. These risks include changes in the existing regulatory environment, regional economies, technological breakthrough and the general well-being of the nation's economy.

The following is a discussion by the management of the AMB Group of its specific business risks :-

(i) Competition

Traditionally, the automotive and tyres industries have both been very competitive. Further, with the impending market liberalisation through AFTA, the Asia Pacific Economic Council and the WTO, the level of competition among producers of similar products in the region is expected to increase within the automotive and tyre industry. The reduction of tariff and import restrictions are outside the control of the AMB Group and by their very nature, cannot be ascertained with any degree of certainty. Whilst the management of the AMB Group have strategies to sustain its growth, there is no assurance that Lion Suzuki Motor, LSM or Silverstone will be able to maintain or strengthen their existing market share in the future.

(ii) Franchise from Japan

The "Suzuki" motor vehicles and motorcycles franchise has been accorded to Lion Suzuki Motor and SAM from Suzuki Motor Corporation Japan ("SMC") respectively. The aforesaid franchise is renewable on a yearly basis and there is no assurance that Lion Suzuki Motor and SAM are able to renew the franchise in the future.

AMB had on 16 May 2002 announced that the proposed disposals of 51% equity interests in both LSM and SAM to SMC have been completed and as such, LSM and SAM have ceased to be subsidiaries of AMB. However, AMB continues to hold the remaining balance of 49% equity each in LSM and SAM. Your Board is of the view that SMC's agreement to take-up a significant interest in SAM and LSM signifies SMC's strong commitment to support the management and business operations of SAM and LSM.

(iii) Creditworthiness of dealers

As at 25 November 2002, the "Suzuki" motorcycles are distributed by LSM through a selected network of approximately 206 dealers which are given high credit periods and where ownership of the motorcycles is transferred to the dealers upon delivery. Whilst the amount of bad debts experienced by LSM has been minimal over the past years, LSM's business is nevertheless subject to default risk arising from this business arrangement. In order to minimise the negative impact of the default, the dealers are required to provide collateral to LSM of from 33% to 50% of the credit limits extended to them.

(iv) Tyre imports penetrating the local market

Besides the cost competitiveness of imported tyres, there are other concerns which have the potential impact to threaten the position of local tyre manufacturers. Such issues include the under-declaration of imports and the escalating influx of imported second hand tyres penetrating the domestic market, including those brought in by indiscriminate means.

(Source: The Star dated 12 April 2002)

The management of the Group has and will be taking appropriate measures to mitigate the impact of such risks to the profitability of the Group by improving its operational efficiency and the strengthening and awareness of its brand name through innovative strategies with reasonable pricing to achieve its goal of both retaining and expanding its consumer base. However, no assurance can be given that any changes to these factors will not have any material and adverse impact on the Group.

(c) Management

To a significant extent, the success of the AMB Group depends upon the abilities and continued efforts of the Directors and senior management of the Group. The Group's future success will also depend upon its ability to attract and retain skilled personnel. To ensure a smooth transition in the management team, continual efforts has been made to groom younger members of the senior management to slowly take over from the senior members.

4.9.2 Financial Risk

(a) Contingent Liabilities - undertaking and indemnity by AMB

In the SC's approval letter dated 9 July 2002, the SC has imposed the condition that the Items of Concern affecting the joint-venture operations of the AMB Group in the PRC, such as transfer of land use rights and property ownership rights by other joint-venture parties to the joint-venture companies, must be fully resolved prior to the implementation of the Proposed GWRS. Subsequently, the SC has waived this condition vide its letter dated 1 October 2002, subject to AMB furnishing irrevocable written undertakings to the SC that all necessary steps will be taken to resolve the Items of Concern as soon as possible.

In compliance with the SC's condition for the said waiver, an undertaking has been furnished by AMB pursuant to the supplemental share sale agreement dated 7 January 2002 in favour of ACB, Umatrac, Posim, Limpahjaya and LCB (collectively referred to as "the Affected Parties") whereby AMB shall indemnify the Affected Parties of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed AMB Scheme. In this connection, all costs and losses incurred within 24 months from the date of implementation of the Proposed AMB Scheme must be settled by AMB immediately when such costs and losses are incurred by the Affected Parties. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed AMB Scheme, AMB must immediately indemnify the Affected Parties of all potential costs and losses to be incurred by the Affected Parties in the future, as a result of the non-resolution of the Items of Concern.

There is no certainty as to whether the Items of Concern can be resolved within 24 months from the date of completion of the Proposed GWRS. Thus, these undertaking and indemnity by AMB to the Affected Parties expose the AMB Group to a potential liability which is not quantifiable and which may have an adverse financial impact on the AMB Group if crystallised.

4.9.3 Proposed inter-company settlement with ACB

Part of the net amount of RM124.62 million owing from the ACB Group to the AMB Group shall be satisfied by way of RM94.45 million in NPV (RM131.03 million in nominal amount) of ACB Bonds and RM28.92 million in value of new ACB Shares of RM1.00 each. In addition, 5.09 million ACB Shares will be attached to the ACB Bonds as equity-kicker shares credited as fully paid-up.

The redemption of the ACB Bonds is subject to the underlying assumptions on which the projections are premised and these assumptions are subject to uncertainties and contingencies. Please refer to Section 4.9.4 (b) for the qualifications and emphasis of matters raised by the Reporting Accountants of ACB on its profit forecast.

Although the management of the ACB Group believes that the buffer set aside is reasonable to cater for future contingencies, the actual cash flow achieved may or may not be sufficient to facilitate redemption of the ACB Bonds in accordance with the proposed redemption schedule.

The market value of the ACB Shares is linked to the financial performance of the ACB Group. Whilst the ACB Group has strategies to achieve the projected results for the ACB Scheme Companies, which they believe to be reasonable, there can be no assurance that such strategies would be achieved and as such the price at which the ACB Shares will trade on the KLSE may or may not correspond to the value or price of the ACB Shares assumed. At present, the ACB Shares are trading below par at RM0.06 based on the closing market price as at 2 October 2002 and at the theoretical market price of RM0.4788 (calculated based on the weighted average price of ACB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for ACB). The price-fixing date of the ACB Shares has been determined and announced by the Directors of ACB on 19 July 2002 after the receipt of the SC's approval for the Proposed GWRS.

After the Proposed GWRS, the ACB Group will focus on its core businesses, namely property development, operation of departmental stores and hypermarkets, cultivation of rubber and oil palm, processing of palm oil and plantation management, and automotive and tyre business under the AMB Group. The redemption of the ACB Bonds and the market value of the ACB Shares held by AMB are dependent on the financial performance of the ACB Group which is subject to the following specific business risks in addition to the general risks associated with the abovementioned businesses:-

(i) Property development business

Oversupply in the property market in the future, delay in the completion of projects due to unforeseen circumstances and shortages of labour and raw material could adversely affect the ACB Group's property development business.

(ii) Departmental stores and hypermarket

The retail business may be negatively affected by unfavorable economic climate, which is interrelated to the disposable income of the consumer. Moreover, the retail markets in Malaysia and China are highly saturated due to the low barrier of entry which in turn creates high competition that may adversely affect the retail business of the ACB Group in the future.

(iii) Plantation business

Besides weather conditions and shortage of labour, the plantation business of the ACB Group is highly subjected to the risk of fluctuation in the prices of palm oil and rubber.

These risk factors affecting the ACB Group are further elaborated in Section 9.5.3 of the Circular. For information on the future prospect of the ACB Group, please refer to Section 10.5 to 10.7 of the Circular.

4.9.4 *Qualifications on Profit Forecasts*

The profit forecasts of the AMB Group and ACB Group are subject to underlying assumptions on which the forecasts are premised. The assumptions are therefore subject to uncertainties and contingencies. Moreover, there are specific risks as well as general risks associated with the business of the companies above.

The Reporting Accountants of the respective companies have issued or raised certain qualifications and emphasis of matters on the profit forecasts of the abovementioned companies which are further discussed below.

(a) AMB Group

(i) Qualifications

The Reporting Accountants have qualified their Reporting Accountants' letter due to insufficient information and explanations obtained as a result of limitations placed on their scope of work. The limitations are partly attributed to the significant changes in the management and business direction of a subsidiary company in the PRC, namely Dong Feng Lion Tyre Co Ltd. In addition, no control over the financial and operating policy decisions and no full access to financial records of certain local and overseas associated companies, namely LSM, SAM and Nanjing Jincheng Machinery Co Ltd also contributed to the abovementioned limitations. (affected subsidiary and associated companies are collectively referred to as "AMB's Affected Subsidiary And Associated Companies").

The uncertainties associated with these limitations placed on the scope of work constitute a business risk in which the forecast results are based on your Board's best estimate only and the actual results may differ from the forecast. On that basis, the Reporting Accountants are not able to express an opinion on the forecast of the financials of the AMB Group.

The loss in AMB's Affected Subsidiary And Associated Companies for the FYE 2003 is forecasted to be RM28.01 million. Any material differences will have a significant impact on the result of the AMB Group.

(ii) Emphasis of matters

Without further qualification on the Reporting Accountants' opinion, the Reporting Accountants have under paragraph 3 of their letter drawn attention to your Board that in view of the financial position of the AMB Group and the plans of your Board to implement the Proposed AMB Scheme involving the restructuring of the AMB Group's debts and rationalisation of the AMB Group corporate structure, the validity of preparing the consolidated profit/loss forecast for the FYE 30 June 2003 on the going concern basis depends upon the successful implementation of these restructuring plans.

Please refer to Section 9.7 of the Circular for details on the qualifications and emphasis of matters and the views of your Board on the said qualifications and emphasis of matters.

For further information of the qualifications and emphasis of matters on AMB, please refer to Appendix V of the Circular.

Based on discussions with the management and representation obtained from them, in our view, the factors giving rise to these qualifications relate to pre-existing conditions in the AMB Group and are not a result of the Company entering into the Proposals which are related party transactions. The emphasis of matters is to highlight that should the Proposed AMB Scheme is not successfully implemented, the going concern basis for the preparation of the consolidated profit/loss forecast for the FYE 30 June 2003 may not be valid and the financials forecasted will be materially affected.

(b) ACB Group

(i) Qualifications

As AMB is an existing subsidiary company of ACB (ACB holds 58% in AMB, prior to the Proposed GWRS), the matters raised as limitations in AMB above also affect ACB. In addition to these, there exists limitation to the Reporting Accountants' scope of work resulting from no control over the financial and operating policy decisions nor full access to the financial records of another associated company in PRC, namely Changchun Chanlin Motorcyle Co Ltd and uncertainties over critical factors such as market acceptance of the revised tariff and import restriction imposed by the Malaysian government upon which the forecast of the new operation of an associated company, namely Megasteel Sdn Bhd is based. (Affected subsidiary and associated companies are collectively referred to as "ACB's Affected Subsidiary And Associated Companies") However, Megasteel Sdn Bhd is proposed to be disposed off pursuant to the Proposed Corporate Restructuring Exercise for ACB.

The net loss in ACB's Affected Subsidiary And Associated Companies, after the proposed debt and corporate restructuring exercise for ACB, for the FYE 2003 is forecasted to be RM31.92 million.

(Source: ACB's circular issued to the shareholders of ACB dated 9 January 2003)

In our view, the above limitations provide uncertainty to the achievability of the forecast made by the Directors of ACB and as such, the Reporting Accountants are unable to express an opinion on the financial forecast of ACB's Affected Subsidiary and Associated companies. Any material differences will have a significant impact on the results of the ACB Group.

(ii) Emphasis of matters

Without further qualifying their opinion, the Reporting Accountants have also, in their Reporting Accountants' letter, drawn attention to the proposed divestments by the ACB Group of certain assets, shares quoted on the KLSE and private limited companies incorporated in Malaysia and the PRC, the implementation of the ACB's debt and corporate restructuring scheme and the impact arising from adjustment of goodwill.

The forecasted disposal price and timing of divestment are based on management's best estimation in light of the prevailing market condition and information. However, the actual disposal prices and timing of divestment are subject to business risks and uncertainties and may differ materially from the forecast.

The forecast has been prepared on a going-concern basis which is dependent upon the successful implementation of ACB's debt and corporate restructuring scheme.

In respect of the proposed acquisition of Akurjaya, Hiap Joo Chong Realty Sdn Bhd, Avenel and Lion Plaza Sdn Bhd ("Acquirees"), the Directors of ACB have considered the requirements of the MASB Standard No. 21 (business combinations) and the impact on the consolidated profit/loss forecast for the FYE 30 June 2003. The Directors of ACB have assumed that the fair values of the separable identifiable assets and liabilities of the Acquirees approximate their respective book carrying values. A valuation of the said assets and liabilities of the Acquirees will be commissioned to ascertain the fair value of these net assets upon implementation of the aforementioned proposed acquisitions.

(Source: ACB's circular issued to the shareholders of ACB dated 9 January 2003)

The MASB Standard No. 21 prescribes the accounting treatment for business combination covering acquisition accounting, with effect from 1 July 2001. According to the abovementioned standard, identifiable assets and liabilities acquired should be measured at their respective fair values as at the date of acquisition. Any goodwill or negative goodwill as a result of subsequent identification or changes in values of assets and liabilities acquired should be adjusted if the amount of adjustment is probable of being recovered from the expected future economic benefits and such an adjustment is made by the end of the first annual financial period commencing after the acquisition. When these conditions are not satisfied, the adjustment should be recognised in the income statement.

For the proposed acquisition of the Acquirees by ACB, the determination of fair value upon the implementation of the proposed debt and corporate restructuring exercise may result in variances in the resultant goodwill amount, which will consequently have an impact on the forecast arising from additional goodwill amortised or adjustment made to the income statement.

Notwithstanding the uncertainties to the achievability of the forecast of ACB as highlighted under the qualification and emphasis of matters above, in our view, the issuance of the ACB Bonds and ACB Shares to be issued to AMB is necessary as it forms an integral part of the Proposals in view of the inter-conditionality of the Proposals with the Proposed AMB Scheme and the Proposed GWRS.

5.0 CONFLICT OF INTEREST POSITION

TSWC, Phang Wai Yeen, Ngan Yow Chong and DAC are the Directors of AMB ("Interested Directors") who do not consider themselves independent in respect of the Proposed AMB Scheme. The Interested Directors have abstained and will continue to abstain from all deliberations and voting at AMB's Board meeting on the Proposed AMB Scheme.

The Interested Directors who have interest in AMB Shares and persons connected with them (as defined by Section 122A of the Cos Act) and having interest in AMB Shares, have agreed to abstain from voting in respect of the Proposed AMB Scheme at the Court Convened Meetings and the forthcoming EGM.

The interested substantial shareholders and persons connected with them (as defined by Section 122A of the Cos Act) and having interest in AMB Shares, have agreed to abstain from voting in respect of the Proposed AMB Scheme at the Court Convened Meetings and the forthcoming EGM.

Please refer to Section 12 of the Circular for details of the interested substantial shareholders and Interested Directors, together with the persons connected with them.

6.0 DIRECTORS' SERVICE CONTRACTS

None of the Directors of AMB has any existing or proposed service contracts with the Company or its subsidiary companies.

7.0 FURTHER INFORMATION

Minority shareholders of AMB are requested to refer to the Circular and the attached appendices for additional information.

8.0 BOARD'S RECOMMENDATION

Having considered the financial position of the AMB Group, your Board is of the view that the Proposed AMB Scheme is in the best interest of the Company and would allow the AMB Group to recognise and address the positions of the AMB Scheme Creditors and with the resources available, repay the AMB Scheme Creditors in an orderly manner and enable the AMB Scheme Companies to continue operations on a going-concern basis. The Proposed AMB Scheme also recognises and addresses the Inter-PLC Debts owing to the AMB Scheme Companies by other companies within the Lion Group and owing by the AMB Scheme Companies to other companies within the Lion Group. In view of the foregoing, your Board, having considered Ernst & Young Corporate Finance's advice, are of the view that the Proposed AMB Scheme represents an equitable solution for all stakeholders, including the shareholders.

Accordingly, your Board (apart from TSWC, Phang Wai Yeen, Ngan Yow Chong and DAC) recommends that you vote in favour of the resolutions pertaining to the Proposed AMB Scheme at the forthcoming EGM.

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9.0 CONCLUSION AND RECOMMENDATION

We have evaluated the Proposals as set out in Section 4.0 above.

In arriving at our conclusion and recommendation, we draw your attention to Section 4.0 where we do not take into consideration the specific investment objectives, financial situation and particular needs of any individual minority shareholder or any specific group of minority shareholders of AMB. In addition, Ernst & Young Corporate Finance does not express any opinion on the commercial merits of the Proposals which is the sole responsibility of the Board of AMB.

Before making our recommendation based on the financial terms of the Proposals, we wish to reiterate that the minority shareholders give due consideration to the following:

- The Proposed GWRS, which includes the Proposals is intended to provide an avenue to the Directors of AMB to turnaround the AMB Group and create value to the shareholders of AMB in the medium to long term.

- All the proposals in the Proposed AMB Scheme and the Proposed GWRS are **inter-conditional**. Thus the successful implementation of the Proposals is critical to the success of the Proposed AMB Scheme and the Proposed GWRS.

- In the event that the Proposed AMB Scheme is unsuccessful and AMB needs to be liquidated, based on the Circular, the source of repayment to the unsecured creditors is highly dependent upon the timing of when the unencumbered assets are sold and the disposal price, and where available, on surplus proceed from the sale of encumbered assets and on the projected cashflow from the specific entity to whom the creditors have lent. This may lead to the unsecured creditors not being repaid in full or be repaid at all. As shareholders rank lower than unsecured creditors in terms of repayment, shareholders may not be able to recoup their investments in AMB.

- The acquisition of Silverstone is expected to complement AMB's existing automotive business. Silverstone is principally involved in the manufacturing, sales and distribution of tyres and other related products.

  The acquisition of Silverstone is intended to provide the AMB Group with an avenue to tap Silverstone's future cashflows for the Proposed Debt Restructuring Exercise as well as to expand the AMB Group's future earnings base.

- The valuation of Silverstone Shares is fair and reasonable based on the NTA method of valuation and on the premise that the acquisition involves the **entire** equity interest in Silverstone by AMB.

- The Proposed Divestment of Avenel will enable the AMB Group to discharge its obligations under the undertakings and indemnities, up to the proportion of its 20% shareholding in Avenel, to provide sufficient funds to Avenel to repay its loans. The Proposed Divestment of Avenel is also in line with the AMB Group's intention to rationalise its operations to focus on selected core business which is the automotive sector.

- The proposed settlement of inter-company balances with the ACB Group and the CPB Group via issuance and subsequent redemption of bonds, shares and cash will provide a source of cash flow to AMB to repay AMB's debt obligations. The proposed settlement of inter-company balances with the LLB Group via issuance of AMB Bonds, AMB Shares and RCCPS in AMB will enable the restructured AMB Group to meet its working capital requirements over the tenure of the Proposed Debt Restructuring Exercise and service its restructured financial obligations as and when they fall due.

  The Proposed Settlement of Inter-PLC Debts also aims to eliminate the intertwined relationships among the Lion Group and this will enhance corporate governance.

The Proposals are not stand-alone transactions but form an integral part of the wider Proposed GWRS, to enable the Group to undertake its proposed debt and corporate restructuring exercises and thus, continue operations on a going-concern basis. By operating in this manner, the value of the AMB Group to the shareholders of AMB may be enhanced in the longer term compared to its present situation.

Premised on the above and the foregoing sections in this IAC, Ernst & Young Corporate Finance is of the view that the overall financial terms of the Proposals are fair and reasonable to the minority shareholders of AMB taking into account the **inter-conditionality** of the Proposals with the Proposed GWRS. We are of the opinion that the Proposals are in the long-term interests of AMB and are not detrimental to the interests of the minority shareholders of AMB.

ACCORDINGLY, WE RECOMMEND THAT THE SHAREHOLDERS OF AMB VOTE IN FAVOUR OF THE ORDINARY RESOLUTIONS RELATING TO THE PROPOSALS TO BE TABLED AT THE FORTHCOMING EGM OF AMB.

Yours faithfully

For and on behalf of
ERNST & YOUNG AF:0039
Chartered Accountants

YEO ENG SENG
Partner-in-charge
Corporate Finance

INFORMATION ON THE UNDERTAKINGS AND INDEMNITIES GIVEN BY AMB, ACB AND LLB (Extracted from the Circular)

AMB, together with other shareholders of Avenel, namely ACB and LLB (which own 55% and 25% equity interests in Avenel respectively), have previously given their undertakings to provide funds to Avenel and to indemnify the losses incurred by third party security providers ("Security Providers") arising from the disposal of the Security Providers' assets pledged to Avenel's lenders for certain debts of Avenel up to the proportion of their respective shareholdings in Avenel ("Shareholders' Undertakings and Indemnities").

The details of the bank/party to which undertaking was given together with the name of Security Providers and the original loan/indemnity amount by ACB, LLB and AMB are set out as follows:

Bank/Party to which the undertaking was given	Name of Security Providers	Original Loan/ Indemnity Amount by ACB, LLB and AMB (million)	Funds provided by AMB as at 25.11.02 (RM'million)
1. Avenel Sdn Bhd (assigned to Development Bank of Singapore Ltd)	1. Umatrac 2. Ambang Jaya Sdn Bhd 3. Ayer Keroh Resort Sdn Bhd 4. Henrietta Rubber Estate Ltd 5. Segamat Land Bhd 6. Andalas Development Sdn Bhd 7. Aquabio Holdings Sdn Bhd 8. The Brooklands Selangor RubberCompany Ltd 9. The Lenggang Rubber Company Ltd 10. Chembong Malay Rubber Company (1920) Ltd (all subsidiary companies of ACB)	USD200	17.01
2. AmInternational (L) Ltd (formerly under the account of AMMB International (L) Ltd)	1. Umatrac (a subsidiary company of ACB) 2. Ambang Jaya Sdn Bhd (a subsidiary company of ACB) 3. Lion Plaza Sdn Bhd (a subsidiary company of LLB)	RM100	-

Simultaneous with the Proposed Divestment of Avenel, AMB's obligation under the Shareholders' Undertakings and Indemnities is deemed to be crystallised and AMB shall be obliged to pay ACB RM80.63 million (details of which are set out in Section 4.3.2 of the IAC)

Proposed Capital Reconstruction for AMB (Extracted from the Circular)

Your Board proposes that AMB implements a capital reconstruction exercise involving a capital reduction of RM0.70 in each existing issued and fully paid-up AMB Share and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each in AMB as follows:

	Existing issued and fully paid-up capital (RM)	*Par value (RM)*	*Proposed Capital Reduction (%)*	*Issued and fully paid-up capital after Proposed Capital Reconstruction for AMB (RM)*
AMB	147,451,096	1.00	70	44,235,330*

Note: * *After taking into account the proposed allotment and issuance of an additional 4 ordinary shares of RM0.30 each for cash to increase the issued and paid-up share capital from RM44,235,328.80 (after the proposed capital reduction of RM0.70 in each AMB Share) to RM44,235,330.*

The credit arising from the Proposed Capital Reconstruction for AMB of RM103.22 million will be used to reduce the accumulated losses of AMB. On a proforma basis, the audited consolidated accumulated losses of AMB as at 30 June 2002 will be reduced from RM509.96 million to RM406.74 million.

Fractions of AMB Share after the Proposed Capital Reconstruction for AMB will be disregarded and dealt with in such manner as your Board in its absolute discretion thinks fit and expedient.

The AMB Shares after the Proposed Capital Reconstruction for AMB shall rank pari passu amongst each other in respect of entitlements to dividends, rights, allotments or other distributions should the entitlement date for such dividends, rights, allotments or other distributions be declared after the Proposed Capital Reconstruction for AMB.

For illustrative purposes only, the theoretical market price of the AMB Shares after the Proposed Capital Reconstruction for AMB may be calculated as follows:

$$E = B / (1 - C)$$

<u>*Where:*</u>

E = *Theoretical market price of the AMB Shares after the Proposed Capital Reconstruction for AMB*

B = *Last transacted market price of the AMB Shares prior to the date at which the Record of Depositors will be closed, and the AMB Shares held by shareholders whose name appear in the Record of Depositors as at that date would be subject to the capital reconstruction exercise*

C = 70%, being the proposed percentage of capital reduction

Further Information

1. Director's Responsibility Statement

This IAC and the Circular have been reviewed and approved by the Board of AMB and they individually and collectively accept full responsibility for the accuracy of the information contained herein and confirm that after having made all reasonable enquiries and to the best of their knowledge and belief, there are no material facts the omission of which would make any statement therein misleading.

Information on Silverstone, Avenel, SFI, Posim and ACB has been provided by Silverstone, Avenel, SFI, Posim and ACB respectively. As such, the responsibility of the Directors of AMB is limited to the accurate reproduction of the relevant information on Silverstone, Avenel, SFI, Posim and ACB as included in this IAC.

Ernst & Young Corporate Finance was not involved in the negotiations and formulation of the terms of the Proposed GWRS including the Proposals. Our evaluation is based on, amongst others, the announcements on the Proposals dated 5 July 2000, 19 October 2000, 8 October 2001, 26 March 2002, 12 July 2002, 19 July 2002, 5 August 2002, 5 September 2002 and 10 October 2002 made by AMB in relation to the Proposals, the Circular dated 9 January 2003 issued by the Company, discussions with and information provided by the Directors and management of AMB as well as the representatives from RHB Sakura, and other publicly available information.

We are not in possession of information relating to and have not given consideration to the specific investment objective, financial situation and particular needs of any individual minority shareholder or any specific group of minority shareholders of AMB. Ernst & Young Corporate Finance does not express any opinion on the commercial merits of the Proposals which are the sole responsibility of the Board of AMB.

2. Material Contracts *(Extracted from the Circular)*

2.1 AMB Group

Save as disclosed below, there are no other contracts which are material (not being contracts entered into in the ordinary course of business) which have been entered into by AMB or its subsidiaries within the two years immediately preceding the date of this IAC:

(i) Supplemental Subscription Agreement dated 9 January 2001 between Angkasa Transport Equipment Sdn. Bhd., AMB Venture Sdn. Bhd. and Tan Sri Cheng Heng Jem amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000 in which Tan Sri Cheng Heng Jem shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.00, to include that Tan Sri Cheng Heng Jem shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.00.

(ii) Supplemental Agreement dated 9 January 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMB Venture Sdn. Bhd. shall dispose of its 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

(a) SGD15,383,527.00 (equivalent to approximately RM33,200,000.00 based on the exchange rate of SGD1.00 : RM2.16); or
(b) SGD38,666,795.00 (equivalent to approximately RM83,500,000.00) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co. Ltd. is completed by 30 September 2001;

to be satisfied by Lion Asiapac Limited with the issuance of up to 154,667,181 new Lion Asiapac Limited shares at par value of SGD0.25 each together with up to 154,667,181 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

(iii) Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn. Bhd. comprising 13,393,298 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM26,682,706.00.

(iv) Conditional Joint Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Suzuki Assemblers Malaysia Sdn. Bhd. and the management and business operation of Suzuki Assemblers Malaysia Sdn. Bhd.

(v) Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn. Bhd. comprising 1,530,510 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM1,227,789.00.

(vi) Conditional Joint Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Lion Suzuki Marketing Sdn. Bhd. and the management and business operation of Lion Suzuki Marketing Sdn. Bhd.

(vii) Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM36,726,176.00, to include that the consideration be revised to RM39,788,610.00 to be satisfied by an issuance of 39,788,610 new Angkasa Marketing Berhad shares.

(viii) Second Supplemental Agreement dated 8 October 2001 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM18,480,000.00 (which represents approximately 20% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM65,294,088.00 which represents Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), and that it is to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Angkasa Marketing Berhad Group.

(ix) Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM138,506,146.00, to include that the consideration be revised to RM150,055,564.00 to be satisfied by an issuance of RM143,147,530.00 in value of new Angkasa Marketing Berhad shares at a proposed issue price of RM1.00 per Angkasa Marketing Berhad share and the balance of RM6,908,034.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group.

(x) Letter dated 20 November 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited, whereby the consideration for the disposal by AMB Venture Sdn. Bhd. of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited was confirmed at SGD37,255,682.00 (equivalent to approximately RM80,470,000.00 based on the exchange rate of SGD1.00 : RM2.16) pursuant to the completion of the listing of the associated company of Angkasa Transport Equipment Sdn. Bhd., Anhui Jianghuai Automotive Chassis Co. Ltd. by 30 September 2001, to be satisfied by Lion Asiapac Limited with the issuance of 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

(xi) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the consideration be instead satisfied by an issuance of RM143,231,483.00 in value of new Angkasa Marketing Berhad shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

(xii) Third Supplemental Agreement dated 26 March 2002 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM65,294,088.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad),, to include that the sum payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM80,626,597.00, which represents: (i) Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and (ii) netting-off indemnity payment made by Angkasa Marketing Berhad to lenders of Avenel Sdn. Bhd.

(xiii) Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issuance of RM39,788,610.00 in value of new Angkasa Marketing Berhad shares, to include that the issue price of the new Angkasa Marketing Berhad shares be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

(xiv) An Addendum dated 19 April 2002 between Angkasa Marketing Berhad and Suzuki Motor Corporation amending certain terms of the conditional Joint Venture Agreement dated 1 October 2001 entered between the parties in respect of their rights and obligations as shareholders for the proposed joint-venture of Lion Suzuki Marketing Sdn. Bhd.

(xv) Conditional Sale and Purchase Agreement dated 30 July 2002 between amongst others, Angkasa Transport Equipment Sdn. Bhd., a wholly-owned subsidiary of AMB Venture Sdn. Bhd. which is in turn a wholly-owned subsidiary of Angkasa Marketing Berhad, Tri-Ring Group Co. and Wuhan Fortune Industry Co. Ltd. for:

(a) the disposal by Angkasa Transport Equipment Sdn. Bhd. of its entire 50% equity interest in Wuhan Fortune Motor Co. Ltd. to Tri-Ring Group Co. for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(b) the settlement of inter-company advances from Angkasa Transport Equipment Sdn. Bhd. to Wuhan Fortune Motor Co. Ltd. ("Inter-company Advances") amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring Group Co. and the waiver of the interest on the Inter-company Advances to Wuhan Fortune Motor Co. Ltd. amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

(xvi) Supplemental Agreement dated 5 August 2002 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited to vary certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000 (as amended), to include that Lion Asiapac Limited shall be entitled to deposit a portion of the 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd., calculated based on the formula as set out therein, for any of the property ownership rights of buildings that are not transferred by Anhui Jianghuai Automotive Chassis Co. Ltd. to Hefei Jianghuai Automotive Co. Ltd. prior to the completion of the disposal of the 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited.

(xvii) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

(xviii) Fourth Supplemental Agreement dated 7 January 2003 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issuance of RM39,788,610.00 in value of new Angkasa Marketing Berhad shares, to include that the satisfaction of the purchase consideration be revised to be by an issuance of 37,893,914 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share, which represents a 5% premium over the par value of the Angkasa Marketing Berhad shares.

(xix) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the satisfaction of purchase consideration be revised to include that (i) the purchase consideration of RM16,236,282.00 for shares held by Lion Corporation Berhad and Limpahjaya Sdn. Bhd. be settled by an issuance of 8,967,491 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share and the balance of RM6,820,417.00 be set off against inter-company balances owing from Lion Corporation Berhad and its subsidiary and associated companies to Angkasa Marketing Berhad; and (ii) the purchase consideration of RM133,819,282.00 for shares held by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Posim Berhad be settled by an issuance of 127,446,935 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share.

2.2 Silverstone Group

Please refer to Appendix XX, Section 2.2 of the Circular for further information on material contracts of the Silverstone Group.

2.3 ACB Group

Please refer to Appendix XX, Section 2.3 of the Circular for further information on material contracts of the ACB Group.

3. Material Litigation

3.1 AMB Group

The management of AMB has informed that neither AMB nor its subsidiaries are engaged in any material litigation, claims or arbitration either as plaintiff or defendant, which has a material effect on the financial position of AMB or its subsidiaries and the Board of Directors of AMB have no knowledge of any proceeding pending or threatened against AMB or its subsidiaries or of any other facts likely to give rise to any proceeding which may materially affect the financial position of AMB or its subsidiaries as at the date of this IAC.

3.2 Silverstone Group

Please refer to Appendix XX, Section 3.2 of the Circular for further information on material litigation of the Silverstone Group.

3.3 ACB Group

Please refer to Appendix XX, Section 3.3 of the Circular for further information on material litigation of the ACB Group.

4. Consents

Ernst & Young Corporate Finance, RHB Sakura, PricewaterhouseCoopers and PwC have given and have not subsequently withdrawn their written consents for the inclusion of their names in this IAC and all references thereto in the form and context in which they appear.

5. Documents For Inspection

Copies of the following documents will be available for inspection at the Registered Office of the Company at Level 46 Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal business hours from Mondays to Fridays (excluding public holidays) for the period commencing from the date of the Circular to the date of the forthcoming EGM:

(a) Memorandum and Articles of Association of AMB, Silverstone, Avenel and ACB;

(b) The material contracts referred to in paragraph 2 above;

(c) The writ of litigations in respect of the material litigation referred to in paragraph 3 above;

(d) Letters of consent referred to in paragraph 4 above;

(e) Consolidated profit/loss forecast of AMB for the FYE 30 June 2003 and the Reporting Accountants' letter thereon;

(f) Proforma consolidated balance sheets of AMB as at 30 June 2002 and the Auditors' letter thereon;

(g) Accountants' report on Silverstone;

(h) Directors' report on Silverstone dated 6 January 2003 as included in Appendix XV of the Circular;

(i) ACB's circular to shareholders of ACB dated 9 January 2003 in connection with the proposed corporate and debt restructuring exercises for the ACB Group;

(j) Scheme of arrangement documents for AMB, the Explanatory Statement dated 19 August 2002 issued to the AMB Scheme Creditors in connection with the Proposed AMB Scheme and the Errata to the Explanatory Statement dated 9 September 2002;

(k) The draft Trust Deed constituting the AMB Bonds, draft AMB Facility Agreement constituting the AMB Debts, draft AMB-SPV Facility Agreement constituting the AMB-SPV Consolidated and Rescheduled Debts and draft Priority and Security Sharing Agreement for the Securities;

(l) Audited financial statements of the AMB Group, the Silverstone Group, the Avenel Group and the ACB Group for the past two (2) FYE 30 June 2002; and

(m) Announced unaudited results of the AMB Group and the ACB Group and the unaudited management accounts of the Silverstone Group and the Avenel Group for the 3 months financial period ended 30 September 2002.

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